NO ACT

PE
2-14-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13000178

DIVISION OF
CORPORATION FINANCE

February 14, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/14/13

Amy Goodman
Gibson, Dunn & Crutcher LLP
agoodman@gibsondunn.com

Re: Time Warner Inc.

Dear Ms. Goodman:

This is in regard to your letter dated February 14, 2013 concerning the shareholder proposal submitted by the Province of St. Joseph of the Capuchin Order, Dignity Health, Trinity Health, Catholic Health East, the Adrian Dominican Sisters, and the Sisters of St. Francis of Philadelphia for inclusion in Time Warner's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Time Warner therefore withdraws its January 18, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Raymond A. Be
Special Counsel

cc: (Rev) Michael H. Crosby, OFMCap.
Province of Saint Joseph of the Capuchin Order
mikecrosby@aol.com

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

February 14, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Time Warner Inc.*
Stockholder Proposal of the Province of St. Joseph of the Capuchin Order, Dignity Health, Trinity Health, Catholic Health East, the Adrian Dominican Sisters and the Sisters of St. Francis of Philadelphia
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 18, 2013, we requested that the staff of the Division of Corporation Finance concur that our client, Time Warner Inc. (the "Company"), could exclude from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") and statements in support thereof received from the Province of St. Joseph of the Capuchin Order, Dignity Health, Trinity Health, Catholic Health East, the Adrian Dominican Sisters and the Sisters of St. Francis of Philadelphia (the "Proponents").

Enclosed as Exhibit A is a letter from Michael H. Crosby, dated February 13, 2013, withdrawing the Proposal on behalf of the Proponents. In reliance on Rev. Crosby's letter, we hereby withdraw the January 18, 2013 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8653, Robert K. Kane, the Company's Assistant General Counsel, at (212) 484-7932 or Julie Y. Kim, the Company's Senior Counsel, at (212) 484-8142.

Sincerely,



Amy Goodman

Enclosure

cc: Robert K. Kane, Time Warner Inc.
Julie Y. Kim, Time Warner Inc.
Michael H. Crosby, Province of St. Joseph of the Capuchin Order
Susan Vickers, Dignity Health
Catherine M. Rowan, Trinity Health
Kathleen Coll, Catholic Health East
Judy Byron, Adrian Dominican Sisters
Nora M. Nash, Sisters of St. Francis of Philadelphia

101460440.1

GIBSON DUNN

EXHIBIT A

From: Michael Crosby <mikecrosby@aol.com>
To: Kim, Julie
Cc: Kane, Bob; susan.vickers@dignityhealth.org <susan.vickers@dignityhealth.org>; kcoll@che.org <kcoll@che.org>; jbyron@ipjc.org <jbyron@ipjc.org>; nnash@osfphila.org <nnash@osfphila.org>; tmccaney@osfphila.org <tmccaney@osfphila.org>
Sent: Wed Feb 13 22:26:06 2013
Subject: Re: Request Relating to Withdrawal Letter

Dear Ms. Kim:
Pursuant to your recent email, this email is being written to clarify my original email of February 9, 2013 (followed by a mailing) indicating that I was thereby withdrawing our shareholder resolution. This email is making it clear that I am authorized to withdraw the proposal on behalf of the Province of St. Joseph of the Capuchin Order, Dignity Health, Trinity Health, Catholic Health East, the Adrian Dominican Sisters and the Sisters of St. Francis of Philadelphia; and that I hereby withdraw the proposal on behalf of all of the foregoing parties.
Thanks much, Julie, for your efforts in this matter.
Michael H. Crosby, OFMCap.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

Client: 92415-00001

January 18, 2013

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Time Warner Inc.*
Stockholder Proposal of the Province of St. Joseph of the Capuchin Order, Dignity Health, Trinity Health, Catholic Health East, the Adrian Dominican Sisters and the Sisters of St. Francis of Philadelphia
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Time Warner Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders (collectively, the "2013 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from the Province of St. Joseph of the Capuchin Order, Dignity Health, Trinity Health, Catholic Health East, the Adrian Dominican Sisters and the Sisters of St. Francis of Philadelphia (collectively, the "Proponents").

Pursuant to Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the date the Company expects to file its definitive 2013 Proxy Materials with the Commission and concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states in relevant part:

> RESOLVED: Shareholders request that the Board of Directors take the steps necessary to implement the Surgeon General's recommendations by voluntarily rating "R" (or its equivalent) all movies, DVDs and TV productions depicting smoking (allowing for the two exceptions noted above) and report to shareholders by September 2013 on progress in achieving this goal.

The "two exceptions" referenced in the Proposal refer to the suggestion that "exceptions might be made for films that 'portray a historical figure who smoked and those that portray the negative effects of tobacco use.'" A copy of the Proposal, as well as related correspondence with the Province of St. Joseph of the Capuchin Order, Trinity Health and the Sisters of St. Francis of Philadelphia, is attached to this letter as Exhibit A. Correspondence with Dignity Health, Catholic Health East and the Adrian Dominican Sisters is provided in subsequent exhibits, as discussed below.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2013 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations;
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal; and
- Rule 14a-8(i)(3) because the Proposal is materially false and misleading.

Furthermore, if the Staff does not concur in our view that the Proposal may be excluded pursuant to the above provisions, we believe that three of the Proponents may be excluded pursuant to Rules 14a-8(b) and (f) because they failed to provide sufficient proof of their ownership of the requisite amount of Company shares for one year preceding and including the date they submitted the Proposal to the Company.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Relating To The Company's Ordinary Business Operations.

The Company is one of the world's largest producers and distributors of film and television content, and the Proposal seeks to influence "the nature, presentation and content" of the Company's films and TV productions, which the Staff has previously found are matters of ordinary business (as discussed below), and, thus, the Proposal may be excluded under Rule 14a-8(i)(7).

According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct stockholder oversight. The Commission added, "[e]xamples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

The Staff has long concurred that stockholder proposals addressing smoking in films implicate the company's "ordinary business operations," including "the nature, presentation and content of programming and film production," and therefore may be excluded under Rule 14a-8(i)(7). For example, in *Time Warner Inc.* (avail. Jan. 21, 2005), the Staff concurred with the exclusion of a proposal that would have required the Board to report to stockholders on the impact on adolescent health from exposure to smoking in the Company's films and other programming. Because that proposal went to "the nature, presentation and content of programming and film production," and the Company is a large producer and distributor of film and television productions, the Staff concurred that the proposal affected the Company's ordinary business operations. *See also General Electric Co.* (avail. Jan. 10, 2005) (concurring in the exclusion of a stockholder proposal that would require reporting to stockholders on the adolescent health impact of exposure to smoking in movies and programming); *The Walt Disney Co.* (avail. Dec. 7, 2004) (concurring in the exclusion of a stockholder proposal that would require reporting to stockholders on the adolescent health impact of exposure to smoking in movies and programming); and *Time Warner Inc.* (avail. Feb. 6, 2004) (concurring in the exclusion of a stockholder proposal that would require reporting to stockholders on a board committee's review of data linking tobacco use by teens to tobacco use in "youth-rated movies").

The Proposal would require the Company to voluntarily rate "all movies, DVDs and TV productions," including the Company's creative products to the extent they "depict[] smoking," and then report on these actions to stockholders. The Proposal thereby seeks to influence the Company's ordinary business operations, including "the nature, presentation and content of programming and film production" by influencing and restricting the Company's day-to-day decisions regarding whether and how its content depicts tobacco use.

One of Time Warner's basic beliefs is freedom of expression, and the Company fosters an environment of creativity and freedom of expression at each of its businesses, which is a significant reason the Company is able to attract the highest-quality writers, directors, producers and actors. The Company works closely with these writers, directors, producers and actors to produce films and TV productions that will appeal to a diverse global audience. The complex creative decisions that are made throughout the development and production process, including whether or how tobacco products are used or portrayed in the Company's films or TV productions, are the product of collaboration between many different individuals, including studio executives, writers, directors, producers, and actors. The Proposal's broad attempt to influence the Company's decisions would involve stockholders in this complex, creative decision-making process. The Proposal would significantly constrain the creative environment that the Company actively seeks to foster and the flexibility needed by management in directing certain core matters involving the Company's business and operations, and would directly interfere with management's production decisions. Thus, the Proposal implicates matters that are so fundamental to management's ability to run the Company on a day-to-day basis that they cannot effectively be subject to stockholder oversight.

As with the foregoing precedent, the Proposal would affect "the nature, presentation and content of [the Company's] programming and film production," and thus is excludable under Rule 14a-8(i)(7) as implicating the Company's ordinary business operations.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because The Company Lacks The Power Or Authority To Implement The Proposal.

Rule 14a-8(i)(6) provides that a company may omit a stockholder proposal "if the company would lack the power or authority to implement the proposal." The Company lacks the power to implement the Proposal because it cannot control the actions of independent third parties.

The Commission has stated that exclusion under Rule 14a-8(i)(6) "may be justified where implementing the proposal would require intervening actions by independent third parties." 1998 Release at n.20. For example, in *SCEcorp* (avail. Dec. 20, 1995, *recon. denied* Mar. 6, 1996), the Staff concurred with the exclusion of a proposal that would have required unaffiliated fiduciary trustees of the company to amend voting agreements. Specifically, the proposal requested that the trustee of the company's employee stock plan, along with other trustees and brokers, amend existing and future agreements regarding discretionary voting of the company's shares. Since the company had no power or ability to compel the unaffiliated fiduciary trustees to act in a manner consistent with the proposal, the Staff concurred that the company lacked the power to implement the proposal. *See also eBay Inc.* (avail. Mar. 26, 2008) (concurring with the exclusion of a proposal requesting a policy prohibiting the sale of dogs and cats on eBay's affiliated Chinese website, where the website was a joint venture in which eBay did not have a majority share, a majority of board seats, or operational control and therefore could not implement the proposal without the consent of the other party to the joint venture); *Catellus Development Corp.* (avail. Mar. 3, 2005) (concurring with the exclusion of a proposal requesting that the company take certain actions related to property it managed but no longer owned); *AT&T Corp.* (avail. Mar. 10, 2002) (concurring with the exclusion of a proposal requesting a bylaw amendment concerning independent directors that would "apply to successor companies," where the Staff noted that it did "not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal"); *American Home Products Corp.* (avail. Feb. 3, 1997) (concurring with the exclusion of a proposal requesting that the company include certain warnings on its contraceptive products, where the company could not add the warnings without first getting government regulatory approval); and *The Southern Co.* (avail. Feb. 23, 1995) (concurring with the exclusion under the predecessor of Rule 14a-8(i)(6) of a proposal requesting that the board of directors take steps to ensure ethical behavior by employees serving in the public sector).

Similar to the precedent above, the Company cannot "voluntarily rate[] . . . all movies, DVDs, and TV productions," as the Proposal requests, because the ratings for the Company's movies and TV productions are provided by third parties the Company does not control and the Company has no role in, much less any control over, the ratings on movies, DVDs and TV productions of other companies. For instance, film ratings with respect to the Company's movies are not assigned by film studios, but rather by the Classification and Rating Administration ("CARA"), on behalf of the Motion Picture Association of America ("MPAA").[1] CARA, which does the movie ratings, consists of "a full-time Board of eight to 13 parents," and this "Rating Board is led by senior raters who administer the process."[2] Ratings are assigned according to the following procedure:

> Members of the Board view each film and individually designate on a written ballot what he or she believes a majority of American parents would consider the film's appropriate rating. After group discussion, the Board votes on the rating. The rating assigned is based on the views of the majority of raters who saw the movie.
>
> The Senior Rater then provides the filmmaker/distributor with the rating, specific explanations on the rationale for the film's rating, along with the rating descriptor the Board has assigned the film. The filmmaker/distributor always has the opportunity to edit further and re-submit the film for additional rating consideration. Indeed, many filmmakers opt to edit their movies from an initial rating to a less restrictive one.[3]

As stated on CARA's website, "[r]aters have no film industry affiliation, and they are employed to work for the Classification and Rating Administration, which is independently

---

[1] As a member of the MPAA, Warner Bros. is subject to the MPAA's Classification and Rating Rules, which are available at http://www.filmratings.com/filmRatings_Cara/#/ratings/rules. Article II, Section 1.F of these rules provides, "All motion pictures intended for exhibition in the United States produced or theatrically distributed by a member of the MPAA must be submitted to CARA for rating. Such motion pictures may only be exhibited in the United States with a CARA rating and rating descriptors and are subject to these Rules, as well as the Advertising Administration Rules."

[2] "About Us," The Classification & Rating Administration (CARA), http://www.filmratings.com/filmRatings_Cara/#/about.

[3] *Id.*

financed by fees it charges to rate films."[4] As discussed above, if the film's producer or distributor disagrees with the rating assigned to a movie by CARA—whether because the producer or distributor believes the film warrants a lower rating or a higher rating—the producer or distributor has the opportunity to appeal to the CARA Appeals Board, but once again, the producer or distributor does not control the process or the ultimate rating.

TV ratings for programs aired on broadcast and cable networks also are generally assigned by third parties – the television networks. These ratings are "modeled after the familiar movie ratings" and "apply to most television programs . . . [except] sports and news shows."[5]

The Proposal requests the Company voluntarily to assign an "R" rating to "*all* movies, DVDs and TV productions depicting smoking" (emphasis added). It does not ask the Company to do so only in those situations where the Company has the power to do so or even limit the request to the Company's movies, DVDs and TV productions. Therefore, the Proposal cannot be complied with if any component part of the requirement is impossible to comply with, as it is here, both regarding movie and TV ratings for the Company's movies and TV productions for broadcast and cable networks and also for all third-party movies, DVDs, and TV productions. *See AT&T Corp.* (avail. March 10, 2002) (concurring in the exclusion of a proposal requesting the adoption of an independent director bylaw and requiring that the bylaw "apply to successor companies" because "it does not appear to be within the board's power to ensure that *all* successor companies adopt a bylaw like that requested by the proposal" (emphasis added)).

Accordingly, because the Company cannot compel the MPAA or CARA or third-party movie studios or broadcast and cable networks to comply with the terms of the Proposal, the Company lacks the power to implement the Proposal. Just as with *SCEcorp*, *eBay Inc.*, *Catellus Development Corp.*, *AT&T Corp.*, *American Home Products Corp.*, and *The Southern Co.*, the Proposal asks the Company to take an action—to voluntarily assign a particular rating to all productions—that the Company lacks the power to take because the Company cannot control the actions of independent third parties, such as CARA, other movie studios or broadcast and cable networks. Therefore, consistent with the precedent cited above, the Proposal is excludable pursuant to Rule 14a-8(i)(6).

---

[4] *Id.*

[5] "Understanding the TV Ratings and Parental Controls," http://www.tvguidelines.org/resources/TV_Parental_Guidelines_Brochure.pdf.

The Proposal is unlike the proposal that the Staff found not to be excludable in *General Electric Co.* (avail. Jan. 18, 2011) *("GE")*. The *GE* proposal requested that the board issue an annual report regarding any animal testing that occurred in-house or at its "contract research laboratories." The company argued that it lacked the power or authority to implement this proposal "because the Company lacks the power to identify the number and species of all animals used that would be necessary to prepare the requested report and implement the Proposal." The Staff did not concur with GE's view, but the *GE* proposal is distinct from the present proposal because GE had entered into contracts with the third-party companies in question. This is significantly different from the relationship here, where the Proposal would require the Company to influence ratings that are assigned by CARA's Rating Board, an organization with which the Company has no affiliation and over which the Company exercises no control, and also to influence unrelated movie studios and third-party broadcast and cable networks.

III. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Materially False And Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." As discussed below, the Proposal is materially false and misleading and, therefore, is excludable under Rule 14a-8(i)(3).

Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In Staff Legal Bulletin No. 14B (Sept. 14, 2004), the Staff stated that exclusion under Rule 14a-8(i)(3) can be appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading." The Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of stockholder proposals that are premised on materially false or misleading statements. *See Wal-Mart Stores, Inc.* (avail. Apr. 2, 2001) (concurring in the exclusion of a proposal to remove "genetically engineered crops, organisms or products" because the text of the proposal misleadingly implied that it related only to the sale of food products).

The Proposal begins with the following statement: "WHEREAS: Time Warner's Warner Brothers is a key contributor to youth adopting the addictive habit of smoking." This is a false and misleading statement – there is no basis for it. In fact, when the Company, through its Warner Bros. division, develops films, it works closely with its creative talent to ensure, to the greatest extent possible, that smoking is not depicted in its films unless there is a compelling creative reason to do so (which, as noted above, is a complex decision and is the product of collaboration between many different individuals). Warner Bros. adopted a Tobacco Depiction Policy in 2005. As set forth in the Policy, Warner Bros.'s practices include the following:

- Warner Bros. does not enter into any product placement or promotion deals with tobacco companies for any of its films.

- Warner Bros. endeavors to reduce or eliminate depictions of smoking and tobacco products/brands from all English-language motion pictures it produces and/or distributes in the United States rated G, PG, and PG-13 through vigilant communications with the creative team on films in which such depictions are contemplated unless (a) the depiction involves a character who is an actual historical figure known to have used tobacco products; (b) the depiction is warranted for reasons of compelling historical accuracy; or (c) the depiction is part of a conspicuous anti-smoking reference.

- Warner Bros. endeavors to reduce smoking and tobacco depictions in all R-rated motion pictures it produces and/or distributes in the United States unless there are compelling creative reasons for such depictions.

- For movies produced outside the United States or where Warner Bros.'s influence over the content of films is limited (such as movies co-produced by Warner Bros. and movies produced by others that are distributed by Warner Bros.), Warner Bros. discourages the depiction of smoking where the company believes it is appropriate to do so.

Indeed, from 2005, when Warner Bros. adopted a Tobacco Depiction Policy, to 2011, Warner Bros. achieved a 90% reduction in depictions of smoking and tobacco brands and products in its films. In addition, since 2008, Warner Bros. has included anti-smoking public service announcements on all U.S.-distributed DVDs of its films containing tobacco imagery and, since 2009, Warner Bros. has included the following certification in the end credits of all of its U.S. theatrically released films: "No person or entity associated with this film received payment or anything of value, or entered into any agreement, in connection with the depiction of tobacco products."

Among the Proponents' numerous other false or misleading statements are the following:

Text from the Proposal	Inaccuracies Rendering Statements False or Misleading
"The United States Surgeon General has shown that tobacco portrayals in youth-friendly movies are a major cause of young people beginning to smoke."	The 2012 U.S. Surgeon General's Report (the "Report") does not show that tobacco portrayals in youth-friendly movies are a "major cause" of young people beginning to smoke. Instead, the Report concludes that "evidence is sufficient to conclude that there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people." ***See* page 602 of the Report (Exhibit B).**
"The 2012 Surgeon General's Report: 'Preventing Tobacco Use among Youth and Young Adults' finds that adolescents whose favorite movie stars smoke on screen, or who are exposed to a large number of movies portraying smokers, are at a higher risk of smoking initiation."	This statement is misleading because the information described in the Proposal is not a finding by the Surgeon General. The Report merely cites studies performed by others that came to those conclusions. ***See* page 438 of the Report (Exhibit B).**
"Citing the Surgeon General's Report, on May 8, 2012, the Attorneys General of 38 states and districts wrote the ten major movie studios urging them to eliminate tobacco depictions in youth-rated movies. Acknowledging this problem, Warner Brothers was among the industry leaders in creating a policy and developing procedures to mitigate smoking in youth-friendly movies (G, PG and PG-13)."	This statement is misleading because it is clearly intended to convey that Warner Bros., which consistently has been one of the top 10 movie studios for over a decade, was one of the studios that received the letter from the Attorneys General. In fact, Warner Bros. was not sent this letter, which was sent to studios that did not have a tobacco depiction policy in place and that follow certain practices that Warner Bros. does not follow. The statement is also misleading in that it suggests that Warner Bros. adopted its Tobacco Depiction Policy in response to this letter. However, Warner Bros. adopted its Tobacco Depiction Policy in 2005.

Text from the Proposal	Inaccuracies Rendering Statements False or Misleading
"The Surgeon General's Report also calls for an 'R' rating for all movies that depict smoking, stating: 'recent evidence supports expanding the 'R' rating to include movies with smoking . . . [thus] making smoking initiation less likely'. The Report suggests that exceptions might be made for films that 'portray a historical figure who smoked and those that portray the negative effects of tobacco use.'" "RESOLVED: Shareholders request that the Board of Directors take the steps necessary to implement the Surgeon General's recommendations by voluntarily rating 'R' (or its equivalent) all movies, DVDs and TV productions depicting smoking (allowing for the two exceptions noted above) and report to shareholders by September 2013 on progress in achieving this goal."	This statement and the Proposal are misleading because the Report does not "call for" or "recommend" any particular actions or policies. It provides conclusions based on studies performed by others. ***See* pages 598 and 601 of the Report (Exhibit B).** The Report also does not suggest that exceptions might be made for films that "portray a historical figure who smoked and those that portray the negative effects of tobacco use." It cites the fact that "WHO (2009) and numerous public health and health professional organizations have recommended giving movies with tobacco incidents an R rating, with exceptions: those that portray a historical figure who smoked and those that portray the negative effects of tobacco use (CDC 2011)." ***See* page 571 of Report (Exhibit B).**

Accordingly, because of these numerous false or misleading statements in the Proposal and the Supporting Statement, the Proposal should be excluded under Rule 14a-8(i)(3). Alternatively, if the Staff is unable to concur that the Proposal should be excluded in its entirety, we request that the Staff concur that each of the false or misleading statements in the Supporting Statement identified above should be excluded.

IV. Catholic Health East, The Adrian Dominican Sisters And Dignity Health May Be Excluded As Co-Proponents Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because They Failed To Satisfy The Applicable Eligibility Requirements.

In the event that the Staff does not concur that the Proposal can be excluded on the bases discussed above, we request that the Staff concur in our view that Catholic Health East ("CHE"), the Adrian Dominican Sisters ("Adrian") and Dignity Health ("Dignity") can be excluded as co-proponents of the Proposal because they failed to comply with the applicable eligibility requirements under Rule 14a-8(b). The Staff previously has concurred in the exclusion of one or more co-proponents as a result of a failure to satisfy procedural and eligibility requirements. *See, e.g., Pfizer Inc. (Recon.)* (avail. Feb. 22, 2010) (concurring in the exclusion of one co-proponent out of six under Rule 14a-8(f) following a reconsideration request). CHE, Adrian and Dignity, in response to a deficiency notice sent by the Company to each co-proponent that complied with Rule 14a-8(f) and the applicable Staff legal bulletins, failed to comply with the eligibility requirements as follows:

- CHE's response confirmed continuous ownership of Company shares "for over one year" as of December 7, 2012, which is not adequate proof of its ownership of the requisite amount of Company shares for the one-year period preceding and including November 29, 2012, the date the Proposal was submitted.
- Adrian's response speaks to the ownership of shares in Time Warner Cable Inc., which is a public company that is not affiliated with the Company, and so Adrian has failed to present the necessary evidence of ownership of Company shares.
- Dignity's response confirmed continuous ownership of Company shares "from November 27, 2011 – November 27, 2012," which is not adequate proof of its ownership of the requisite amount of Company shares for the one-year period preceding and including November 28, 2012, the date the Proposal was submitted.

A. CHE Can Be Excluded As A Co-Proponent Of The Proposal Because CHE Did Not Provide Sufficient Proof Of Its Continuous Ownership Of Company Shares For The Requisite One-Year Period.

The Company may exclude CHE as a co-proponent of the Proposal under Rule 14a-8(f)(1) because CHE did not substantiate its eligibility to submit the Proposal under Rule 14a-8(b).

1. Background: Correspondence with CHE

CHE submitted the Proposal to the Company with a letter dated November 29, 2012 and received by the Company on November 30, 2012. A copy of these materials is attached to this letter as Exhibit C. CHE did not include any proof of ownership with its submission, and the Company confirmed with its transfer agent that CHE was not a registered holder of the Company's securities.

Accordingly, the Company sought verification from CHE of its eligibility to submit the Proposal. Specifically, the Company sent via overnight mail a deficiency notice to CHE (the "CHE Deficiency Notice") on December 3, 2012, which was within 14 calendar days of the Company's receipt of the Proposal. The CHE Deficiency Notice, which is attached hereto as Exhibit D, notified CHE of the requirements of Rule 14a-8, indicated that the Company had not received proof that CHE had satisfied these requirements and explained how CHE could satisfy these requirements. It also included a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"). The CHE Deficiency Notice explained:

> To remedy this defect, Catholic Health East must submit sufficient proof of its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date that the Proposal was submitted to the Company (November 29, 2012). As explained in Rule 14a-8(b) and SEC staff guidance, sufficient proof must be in the form of:
>
> - a written statement from the "record" holder of Catholic Health East's shares (usually a broker or a bank) verifying that Catholic Health East continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 29, 2012); or
>
> - if Catholic Health East has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, . . . a copy of the schedule and/or form . . . and a written statement that Catholic Health East continuously held the requisite number of Company shares for the one-year period.

United Parcel Service tracking records indicate that the CHE Deficiency Notice was delivered to CHE on December 4, 2012. *See* Exhibit E.

In response to the CHE Deficiency Notice, the Company received a letter dated December 7, 2012 from a representative of BNY Mellon Asset Servicing (attached hereto as Exhibit F, the

"BNY Mellon Letter"). The BNY Mellon Letter stated that CHE held 175 Company shares "as of November 29, 2012." This December 7 letter also stated, "Of the 715 shares currently held in our custody, 175 shares have been continuously held for over one year" by CHE.

2. <u>Analysis</u>

Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do by one of the two ways provided in Rule 14a-8(b)(2).

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time.

Here, CHE submitted the Proposal on November 29, 2012.[6] Thus, CHE was required to provide proof of continuous ownership of Company shares for the full one-year period preceding and including that date. However, the Proposal submitted by CHE was not accompanied by any proof of ownership.

The Company satisfied its obligation under Rule 14a-8(f) by transmitting to CHE in a timely manner the CHE Deficiency Notice, which explained the requirements of Rule 14a-8(b). While Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G") expresses a "concern[] that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters" (for example, by "mak[ing] no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter"), *the CHE Deficiency Notice identified the date the Proposal had been submitted and informed CHE that it must provide "a written statement from the 'record' holder of [CHE's] shares (usually a broker or a bank) verifying that [CHE]*

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[6] As indicated by the tracking information included in <u>Exhibit C</u>, November 29, 2012 is the date the Proposal was "[p]icked up" by Federal Express. We believe this is the most analogous date to the guidance in SLB 14G indicating that a "proposal's date of submission [is] the date the proposal is postmarked or transmitted electronically."

continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 29, 2012)" (emphasis added), tracking the language of SLB 14G almost verbatim. Finally, the CHE Deficiency Notice included a copy of Rule 14a-8 and SLB 14F and further stated that CHE was required to reply to the CHE Deficiency Notice no later than 14 calendar days from the date it received the CHE Deficiency Notice.

The BNY Mellon Letter, which was provided in response to the CHE Deficiency Notice, fails to cure the deficiency in CHE's submission to the Company because it does not confirm CHE's ownership of Company shares for the correct one-year period. Specifically, rather than confirming CHE's ownership from November 29, 2011 through and including November 29, 2012, the BNY Mellon Letter (1) confirms CHE's ownership as of a point in time, November 29, 2012; and (2) confirms that CHE continuously owned Company shares "for over one year" as of December 7, 2012, the date of the BNY Mellon letter.[7] The Staff has provided clear guidance recognizing that such proof of ownership is deficient, stating in SLB 14F that a "common error[]" made by stockholders in providing proof of ownership is to provide a "letter [that] speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission." The Staff has supported this interpretation by concurring in the exclusion of a proposal where the proponent's proof of ownership letter is dated after the date the proposal was submitted but covers a period of only one year. For example, in *Verizon Communications Inc.* (avail. Jan. 8, 2008), the Staff concurred in the exclusion of a proposal when the proponent submitted a letter dated November 20, 2007 from the proponent's bank stating that the proponent "has held at least $2,000 worth of Verizon Communications Inc. common stock for the past year." The proposal, which had been submitted on November 16, 2007, could be excluded because the proponent's proof of ownership did not verify ownership for the requisite one-year period (November 16, 2006 through November 16, 2007). *See also The Home Depot, Inc.* (avail. Feb. 5, 2007) (proposal could be excluded where the proof of ownership was dated after the proposal was submitted and verified ownership "for the past year"); *Toll Brothers, Inc.* (avail. Jan. 10, 2006) (same).

We therefore request that the Staff concur that CHE may properly be excluded as a co-proponent from the 2013 Proxy Materials because its submission failed to verify its

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[7] In this regard, we note that the BNY Mellon Letter states in the present tense (and not as of November 29, 2012), "Of the 715 shares *currently* held in our custody, 175 shares *have* been continuously held for over one year" by CHE (emphasis added).

ownership of the requisite amount of Company shares for the one-year period preceding and including November 29, 2012, the date CHE submitted the Proposal to the Company.

B. Adrian Can Be Excluded As A Co-Proponent Of The Proposal Because Adrian Did Not Provide Sufficient Proof Of Its Continuous Ownership Of The Requisite Amount Of Company Shares.

The Company may exclude Adrian as a co-proponent of the Proposal under Rule 14a-8(f)(1) because Adrian did not substantiate its eligibility to submit the Proposal under Rule 14a-8(b).

1. Background: Correspondence with Adrian

Adrian submitted the Proposal to the Company with a letter dated November 28, 2012 and received by the Company on November 29, 2012. A copy of the submission from Adrian is attached to this letter as Exhibit G. Accompanying the Proposal was a letter dated November 28, 2012 from Comerica (the "First Comerica Letter"), which stated that Adrian "currently holds 50 shares of [Company] common stock" and stated that an "attached list" (the "First Comerica Account Statement") indicated the acquisition date of the stock. The Company confirmed with its transfer agent that Adrian was not a registered holder of Company stock.

Because the First Comerica Letter and First Comerica Account Statement did not sufficiently demonstrate Adrian's eligibility to submit the Proposal, the Company sent via overnight mail a letter addressed to Adrian on December 4, 2012, which was within 14 calendar days of the Company's receipt of the Proposal, notifying Adrian of the requirements of Rule 14a-8 and how it could cure the procedural deficiency (the "Adrian Deficiency Notice"). A copy of the Adrian Deficiency Notice is attached hereto as Exhibit H. In addition, the Adrian Deficiency Notice included a copy of Rule 14a-8 and SLB 14F. The Adrian Deficiency Notice identified Adrian's eligibility deficiency by stating the following:

> [T]he Adrian Dominican Sisters submitted a letter from Comerica indicating that the Adrian Dominican Sisters currently hold 50 shares of Company stock. The letter does not confirm the Adrian Dominican Sisters' continuous ownership of the stock over the one-year period preceding and including the date the Proposal was submitted to the Company. Rather, the letter includes an attachment that indicates the acquisition date of 50 shares of stock. However, as explained in guidance by the SEC staff in Staff Legal Bulletin No. 14, a letter from the record holder of the stock confirming a stockholder's beneficial ownership must include "an affirmative written statement" specifically verifying the stockholder's continuous ownership of the stock.

The Adrian Deficiency Notice also explained how Adrian could correct this deficiency, stating:

> To remedy this defect, the Adrian Dominican Sisters must obtain a new proof of ownership letter verifying their continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 28, 2012). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:
>
> 1. an affirmative written statement from the "record" holder of the Adrian Dominican Sisters' shares (usually a broker or a bank) specifically verifying that the Adrian Dominican Sisters continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 28, 2012); or
>
> 2. if the Adrian Dominican Sisters has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, . . . a copy of the schedule and/or form . . . and a written statement that the Adrian Dominican Sisters continuously held the requisite number of Company shares for the one-year period.

Federal Express tracking records indicate that the Adrian Deficiency Notice was delivered to Adrian on December 5, 2012. *See* Exhibit I.

In response to the Adrian Deficiency Notice, Adrian provided a letter dated November 28, 2012 from Comerica (the "Second Comerica Letter"). The Second Comerica Letter stated Adrian's ownership of Company shares but also used as its support an "attached list" (the "Second Comerica Account Statement"), which stated the acquisition date of 1,009 shares of Time Warner Cable Inc. stock. *See* Exhibit J.

2. Analysis

Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal." SLB 14 specifies that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do by one of the two ways provided in Rule 14a-8(b)(2).

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time.

The First Comerica Letter and the First Comerica Account Statement do not meet the requirements of Rule 14a-8(b), as they do not confirm Adrian's ownership of Company shares for the requisite one-year period. The First Comerica Letter states that Adrian's "account currently holds 50 shares of TIME WARNER common stock. The attached list indicates the date the stock was acquired." The First Comerica Letter only verifies Adrian's ownership of Company common stock as of the date it was written, November 28, 2012, and the First Comerica Account Statement only verifies Adrian's ownership status as of the date such stock was acquired. These materials do not constitute "an affirmative written statement" verifying continuous ownership of such shares. The Staff has consistently concurred in the exclusion of proposals that sought to rely on account statements as such materials do not prove continuous ownership of the requisite number of shares. *See McGraw Hill Companies, Inc.* (avail. Jan. 28, 2008) (concurring in the exclusion of a proposal that sought to rely on account statements as evidence of continuous share ownership); *General Motors Corp.* (avail. Apr. 5, 2007) (concurring in the exclusion of a proposal that sought to rely on two account statements); *Yahoo! Inc.* (avail. Mar. 29, 2007) (concurring in the exclusion of a proposal that sought to rely on account statements and trade confirmations as evidence of continuous share ownership); and *Duke Realty Corp.* (avail. Feb. 7, 2002) (concurring in the exclusion of a proposal that included a monthly account statement in response to a deficiency notice).

The Company satisfied its obligation under Rule 14a-8(f) by transmitting to Adrian in a timely manner the Adrian Deficiency Notice, which explained the requirements of Rule 14a-8(b). As required by SLB 14G, the Adrian Deficiency Notice clearly identified the deficiencies in the First Comerica Letter and the First Comerica Account Statement, as outlined in the "Background" section, above. It also identified the date the Proposal had been submitted and *informed Adrian that it "must obtain a new proof of ownership letter verifying [Adrian's] continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 28, 2012)"* (emphasis added), tracking the language of SLB 14G almost verbatim. It also stated that sufficient proof of ownership must be in the form of "an affirmative written statement . . . specifically verifying that [Adrian] continuously held the requisites number of Company shares" for the requisite one-year period, tracking the language of SLB 14.[8]

Notwithstanding the adequate deficiency notice it had received, the materials provided by Adrian in response to the notice are insufficient under Rule 14a-8(b), as they rely upon a faulty attachment that verifies ownership of a different company's shares. Specifically, the Second Comerica Letter refers to Adrian's ownership of Company stock as of November 28, 2012 and states that an "attached list," the Second Comerica Account Statement, establishes the acquisition date of the stock. However, the "attached list" that the letter uses as its support refers to ownership of a different company's stock—Time Warner Cable. The Staff previously has concurred in the exclusion of stockholder proposals where the proof of ownership included an incorrect reference to a different company. In *International Business Machines Corp.* (avail. Jan. 22, 2010) ("*IBM*"), the proponent's response to a deficiency notice referred to both International Business Machines and another company, Mylan, without defining the word "Company." IBM argued that the proposal could be excluded, as the statement that the proponent had owned the requisite level of "the Company's common stock" continuously for one year did not provide sufficient evidence of the proponent's continuous ownership of IBM securities, and the Staff concurred in the exclusion of the proposal. *Cf. The Coca-Cola Co.* (avail. Feb. 4, 2008); *AT&T Inc.* (avail. Jan. 17, 2008) (both concurring in the exclusion of proposals where the proof of ownership letter that was provided verified ownership by a stockholder other than the proponent). Just as the proposals in *IBM*, *Coca-Cola*, and *AT&T* could be excluded because of their reference to an incorrect stockholder or company, so too can Adrian be excluded as a co-proponent because of the Second Comerica Letter's incorrect reference to a separate entity (Time Warner Cable Inc.).

Additionally, the Staff previously has concurred in the exclusion of proposals where, as in the Second Comerica Letter, alleged proof of ownership attempts to draw its support from attached lists or account statements that do not provide the requisite support. In *Mylan, Inc.* (avail. Feb. 3, 2011) the proponent provided as proof of ownership a letter from BNY Mellon Asset Servicing that was accompanied by two "holdings reports" and one "transaction report" and referred to the reports as support. The Staff concurred that the proposal could be

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[8] In explaining that a stockholder's investment statements do not constitute sufficient proof of ownership, Section C.1.c.(2) of SLB 14 states that "[a] shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal."

excluded because the materials that had been provided were inadequate. *See also Great Plains Energy Inc.* (avail. Feb. 10, 2006) (concurring in the exclusion of a proposal when the proponent's proof of ownership letter stated, "The attached November 2005 statement and 2002 tax reporting statement is to provide verification that the above referenced shareholder has held the security Great Plains Energy Inc. . . . in his account continuously for over one year time period").

Based on the foregoing analysis, we request that the Staff concur that Adrian may properly be excluded as a co-proponent from the 2013 Proxy Materials because its submission failed to verify continuous ownership of the requisite number of Company shares due to its reliance on the defective Second Comerica Account Statement.

C. Dignity Can Be Excluded As A Co-Proponent Of The Proposal Because Dignity Did Not Provide Sufficient Proof Of Its Continuous Ownership Of Company Shares For The Requisite One-Year Period.

The Company may exclude Dignity as a co-proponent of the Proposal under Rule 14a-8(f)(1) because Dignity did not substantiate its eligibility to submit the Proposal under Rule 14a-8(b).

1. Background: Correspondence with Dignity

Dignity submitted the Proposal, along with a cover letter, to the Company in a letter dated November 28, 2012 and received by the Company on November 29, 2012. A copy of these materials is attached to this letter as Exhibit K. Dignity did not include any proof of ownership with its submission, and the Company confirmed with its transfer agent that Dignity was not a registered holder of the Company's securities.

Accordingly, the Company sought verification from Dignity of its eligibility to submit the Dignity Proposal. Specifically, the Company sent via overnight mail a letter addressed to Dignity on December 4, 2012, which was within 14 calendar days of the Company's receipt of the Proposal, notifying Dignity of the requirements of Rule 14a-8 and how it could cure the procedural deficiency; specifically, that a stockholder must satisfy the ownership requirements under Rule 14a-8(b) (the "Dignity Deficiency Notice"). A copy of the Dignity Deficiency Notice is attached hereto as Exhibit L. In addition, the Dignity Deficiency Notice included a copy of Rule 14a-8 and SLB 14F. The Dignity Deficiency Notice indicated that the Company had not received proof that Dignity had "satisfied Rule 14a-8's ownership requirements" and further stated:

> To remedy this defect, Dignity Health must submit sufficient proof of its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date that the Proposal was submitted to the Company (November 28, 2012). As explained in Rule 14a-8(b) and SEC staff guidance, sufficient proof must be in the form of:
>
> 1. a written statement from the "record" holder of Dignity Health's shares (usually a broker or a bank) verifying that Dignity Health continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 28, 2012); or
>
> 2. if Dignity Health has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, . . . a copy of the schedule and/or form . . . and a written statement that Dignity Health continuously held the requisite number of Company shares for the one-year period.

Federal Express tracking records indicate that the Dignity Deficiency Notice was delivered to Dignity on December 5, 2012. *See* Exhibit M.

In response to the Dignity Deficiency Notice, the Company received a letter dated December 14, 2012 (the "Dignity Response"), which verified Dignity's ownership of Company stock "from November 27, 2011 – November 27, 2012." *See* Exhibit N.

2. Analysis

Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal." SLB 14 specifies that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do by one of the two ways provided in Rule 14a-8(b)(2).

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time.

Here, Dignity submitted the Proposal on November 28, 2012.[9] Thus, Dignity was required to provide proof of continuous ownership of Company shares for the full one-year period preceding and including that date. However, the Proposal submitted by Dignity did not include any proof of ownership. *See* Exhibit K.

The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Dignity Deficiency Notice, which explained the requirements of Rule 14a-8 and specifically set forth the deficiency in the Dignity materials submitted to the Company and dated November 28, 2012. While SLB 14G expresses a "concern[] that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters" (for example, by "mak[ing] no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter"), the Dignity Deficiency Notice explained the shortcoming of the materials that had been provided. Specifically, as required by SLB 14G, *the Dignity Deficiency Notice identified the specific date on which the proposal was submitted—November 28, 2012—and explained that Dignity "must submit sufficient proof of its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 28, 2012)*" (emphasis added), tracking the language of SLB 14G almost verbatim.

The Dignity Response fails to cure the deficiency in Dignity's submission to the Company because it does not confirm Dignity's ownership of Company shares for the correct one-year period. Specifically, and despite the direction in the Dignity Deficiency Notice, rather than confirming Dignity's ownership from November 28, 2011 through and including November 28, 2012, the Dignity Response verifies Dignity's ownership "from November 27, 2011 – November 27, 2012." As cited in the discussion above, the Staff has repeatedly permitted the exclusion of stockholder proposals for which proof of share ownership is as of a different date than the date on which the proposals were submitted. *See, e.g., Verizon Communications Inc.* (avail. Dec. 23, 2009) (proposal excluded when proof of ownership applied to the one-year period preceding and including November 23, 2009 when the proposal was submitted on November 20, 2009); *Qwest Communications International Inc.* (avail. Feb. 29, 2008) (proposal excluded when submitted on November 15, 2007 with a later response to a deficiency notice providing proof of ownership as of November 30, 2007);

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[9] As indicated by the tracking information included in Exhibit K, November 28, 2012 is the date the Proposal was "[p]icked up" by Federal Express. As noted above, we believe this is the most analogous date to the guidance in SLB 14G indicating that a "proposal's date of submission [is] the date the proposal is postmarked or transmitted electronically."

Sempra Energy (avail. Jan. 3, 2006) (proposal excluded when submitted on October 31, 2005 with proof of ownership as of October 24, 2005); *The Gap Inc.* (avail. Mar. 3, 2003) (proposal excluded when submitted on November 27, 2002 with proof of ownership as of November 25, 2002); *International Business Machines Corp.* (avail. Jan. 7, 2002) (proposal excluded when submitted on October 30, 2001 with proof of ownership as of August 15, 2001); and *Eastman Kodak Co.* (avail. Feb. 7, 2001) (proposal excluded when submitted on November 21, 2000 with proof of ownership as of November 1, 2000).

We therefore request that the Staff concur that Dignity may properly be excluded as a co-proponent from the 2013 Proxy Materials because its submission failed to verify its ownership of the requisite amount of Company shares for the one-year period preceding and including November 28, 2012, the date the Proposal was submitted.

For the foregoing reasons, CHE, Adrian and Dignity may be excluded as co-proponents because they each failed to satisfy the applicable eligibility requirements under Rule 14a-8(b) And Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials. If the Staff is unable to so concur, we respectfully request that the Staff concur that the portions of the Supporting Statement discussed above may be excluded and that Dignity Health, Catholic Health East and the Adrian Dominican Sisters may be excluded as co-proponents of the Proposal.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653, Robert K. Kane, the Company's Assistant General Counsel, at (212) 484-7932 or Julie Y. Kim, the Company's Senior Counsel, at (212) 484-8142.

Sincerely,



Amy Goodman

Enclosures

cc: Robert K. Kane, Time Warner Inc.
Julie Y. Kim, Time Warner Inc.
Michael H. Crosby, Province of St. Joseph of the Capuchin Order
Susan Vickers, Dignity Health
Catherine M. Rowan, Trinity Health
Kathleen Coll, Catholic Health East
Judy Byron, Adrian Dominican Sisters
Nora M. Nash, Sisters of St. Francis of Philadelphia

EXHIBIT A

Corporate Responsibility Office

Province of Saint Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee, Wisconsin 53233
Phone: 414.406.1265
mikecrosby@aol.com

November 28, 2012

Jeff Bewkes, Chairman and Chief Executive Officer
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes:

Over the years shareholders connected to the Interfaith Center on Corporate Responsibility and As You Sow have engaged the various movie companies regarding the ongoing problem of smoking in youth-friendly movies. We can attest that, in our discussions with the studios, Warner Brothers has been a real leader in trying to address the issue. You are to be commended for the efforts of people like Michelle Crozier, Michelle Yates and now, Sally Lee. However the problem remains, with some of these being linked to entities in the production chain. Thus this proposal which we submit here to Time Warner and which we plan to file with the other parents of movie studios.

The Province of St. Joseph of the Capuchin Order has owned at least $2,000 worth of Time Warner, Inc. common stock for over one year and will be holding it through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership from our Custodian under separate cover, dated November 28, 2012.

I am authorized, as Corporate Responsibility Agent of the Province, to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of Time Warner, Inc. shareholders. I do this in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

As always, I hope we can come to a mutually beneficial way of addressing the issue that would convince us of the value of withdrawing the enclosed resolution.

Sincerely yours,



(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent
Enc.

WHEREAS: Time Warner's Warner Brothers is a key contributor to youth adopting the addictive habit of smoking. The United States Surgeon General has shown that tobacco portrayals in youth-friendly movies are a major cause of young people beginning to smoke. The proponents of this shareholder resolution believe this leaves the Company liable to potential financial and reputational risk.

The 2012 Surgeon General's Report: "Preventing Tobacco Use among Youth and Young Adults" finds that adolescents whose favorite movie stars smoke on screen, or who are exposed to a large number of movies portraying smokers, are at a higher risk of smoking initiation. Among 10 to 14 year-old adolescents, those in the highest quartile of exposure to smoking in movies were 2.6 times as likely to begin smoking as those in the lowest quartile. Such data led the Surgeon General to conclude that the "evidence is sufficient to conclude that there is a *causal relationship* between depictions of smoking in the movies and the initiation of smoking among young people." [Emphasis supplied].

Citing the Surgeon General's Report, on May 8, 2012, the Attorneys General of 38 states and districts wrote the ten major movie studios urging them to eliminate tobacco depictions in youth-rated movies.

Acknowledging the problem, Warner Brothers was among the industry leaders in creating a policy and developing procedures to mitigate smoking in youth-friendly movies (G, PG and PG-13). However, in 2011, it had a higher number of tobacco depictions in youth friendly movies than in 2010. It further appears that, as of the submission of this resolution, Warner Brothers' 2012 movies will have even more tobacco depictions in PG and PG-13 movies than in 2011.

Because tobacco use remains the leading cause of preventable death, a wide range of national groups, including the Centers for Disease Control, World Health Organization, American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics and the national PTA are urging an "R" rating for movies with tobacco imagery. The Surgeon General's Report also calls for an "R" rating for all movies that depict smoking, stating:-"recent evidence supports expanding the "R" rating to include movies with smoking . . . [thus] making smoking initiation less likely". The Report suggests that exceptions might be made for films that "portray a historical figure who smoked and those that portray the negative effects of tobacco use."

RESOLVED: Shareholders request that the Board of Directors take the steps necessary to implement the Surgeon General's recommendations by voluntarily rating "R" (or its equivalent) all movies, DVDs and TV productions depicting smoking (allowing for the two exceptions noted above) and report to shareholders by September 2013 on progress in achieving this goal..

Supporting Statement

Proponents believe, along with the Surgeon General and most state's Attorneys General, that the depiction of smoking in movies creates a serious public health problem. Support for this resolution will help move our country's youth toward healthier lives.

TimeWarner

VIA OVERNIGHT MAIL
CONFIRMATION OF RECEIPT REQUESTED

Rev. Michael H. Crosby
The Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

December 3, 2012

Re: Proposal Submitted to Time Warner Inc.

Dear Reverend Crosby:

I am writing on behalf of Time Warner Inc. (the "Company"), which received on November 29, 2012 a stockholder proposal submitted by The Province of St. Joseph of the Capuchin Order (the "Proponent") for consideration at the Company's 2013 Annual Meeting of Stockholders (the "Proposal"). A copy of the Proposal is attached.

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. To date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. We have also reviewed our records of registered stockholders and could not confirm the Proponent's ownership of shares of the Company's common stock.

To remedy this defect, the Proponent must submit sufficient proof of its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date that the Proposal was submitted to the Company (November 28, 2012). As explained in Rule 14a-8(b) and SEC staff guidance, sufficient proof must be in the form of:

1. a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 28, 2012); or

2. if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and

a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of the Proponent's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. The Proponent can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

1. If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 28, 2012).

2. If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 28, 2012). The Proponent should be able to find out the identity of the DTC participant by asking its broker or bank. If the Proponent's broker is an introducing broker, the Proponent may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the Proponent's account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 28, 2012), the requisite number of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Time Warner Inc., One Time Warner Center, New York, New York 10019. Alternatively, you may transmit any response by facsimile to me at (212) 484-7278.

If you have any questions with respect to the foregoing, please contact me at (212) 484-8142. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Julie Kim
Senior Counsel

Enclosures

charles **SCHWAB**

2423 E. Limcoln Drive
Phoenix, AZ 85306

November 28, 2012

Jeff Bewkes, Chairman and Chief Executive Officer
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes:

The Province of St. Joseph of the Capuchin Order Corporate Responsibility Account with address 1015 N. Ninth St., Milwaukee WI 53233 has held at least $ 2000.00 of Time Warner, Inc. common stock for over one year from the date of this letter. The shareholder has been informed by the Province of St. Joseph of the Capuchin Order that this amount of stock should be held in the portfolio through the 2013 annual meeting.

Charles Schwab & Company, Inc. holds shares with our custodian, the Depository Trust Company and our participant number is 164.

Thank you



Jana Tongson
2423 E. Lincoln Drive
Phoenix, AZ 85016
602-355-7674

Charles Schwab & Co. Inc.
2423 E. Lincoln Drive
Mailstop Peak-01-B571A
Phoenix AZ 85016
Attn: Reorg Dept


TRINITY HEALTH
Novi, Michigan

FAX

20555 Victor Parkway
Livonia, MI 48152

ph 743-343-1000

www.trinity-health.org

DATE:	November 30, 2012	**FAX: 212-484-7174**	
TO:	Paul Washington, Office of the Corporate Secretary, Time Warner, Inc.	**# OF PAGES** (including cover)	4
FROM:	Catherine M. Rowan CR		
PHONE:	718-822-0820	**FAX:**	718-504-4787

SUBJECT: ***Submission of Shareholder Proposal***

This fax includes the following documents:
Filing letter from Catherine Rowan, Director of Socially Responsible Investments, Trinity Health
Shareholder proposal
Verification of ownership of Time Warner Inc. shares, from Northern Trust

This proposal is that same proposal that was submitted by Rev. Michael Crosby of the Province of St. Joseph of the Capuchin order. Trinity Health is co-filing with Rev. Crosby.

I will mail you the originals of these documents for your records.

Thank you.
Catherine M. Rowan


RECEIVED
NOV 30 2012
OFFICE OF THE CORPORATE SECRETARY

We serve together in Trinity Health, in the spirit of the Gospel, to heal body, mind and spirit to improve the health of our communities and to steward the resources entrusted to us.

Respect • Social Justice • Compassion • Care of the Poor and Underserved • Excellence


TRINITY HEALTH
10
ANNIVERSARY

Sponsored by Catholic Health Ministries


TRINITY HEALTH
Novi, Michigan

Catherine M. Rowan
Director, Socially Responsible Investments
766 Brady Avenue, Apt. 635
Bronx, NY 10462
Phone: (718) 822-0820
Cell: (646) 305-6027
Fax: (718) 504-4787
E-Mail Address: rowan@bestweb.net

20555 Victor Parkway
Livonia, MI 48152
ph 734-343-1000

www.trinity-health.org

November 30, 2012

Jeffrey L. Bewkes
Chairman of the Board and Chief Executive Office
ATTN: Office of the Corporate Secretary
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

VIA FACSIMILE 212-484-7174

Dear Mr. Bewkes,

Trinity Health, with an investment position of over $2000 worth of shares of common stock in Time Warner, Inc., looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of common stock in Time Warner, Inc. is enclosed. Trinity Health has continuously held stock in Time Warner, Inc. for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

We have been in dialogue with the company for a number of years in regards to the health impacts on youth who are exposed to tobacco depictions in Warner Brothers' movies, and appreciate the attention that Warner Brothers has given to address this critical public health concern. But with the growing attention to this public health concern, as exhibited by the US Surgeon General's report, "Preventing Tobacco Use among Youth and Young Adults", we believe our company needs to take extra measures.

Acting on behalf of Trinity Health, I am authorized to notify you of Trinity Health's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The primary contact for this shareholder proposal is Rev. Michael H. Crosby of the Province of St. Joseph of the Capuchin Order mikecrosby@aol.com (414-406-1265). We look forward to a discussion with the Company on this proposal.

Sincerely,



Catherine M. Rowan
Director, Socially Responsibility Investments

We serve together in Trinity Health, in the spirit of the Gospel, to heal body, mind and spirit to improve the health of our communities and to steward the resources entrusted to us.

Respect • Social Justice • Compassion • Care of the Poor and Underserved • Excellence


TRINITY HEALTH
10th
ANNIVERSARY

Sponsored by Catholic Health Ministries

WHEREAS: Time Warner's Warner Brothers is a key contributor to youth adopting the addictive habit of smoking. The United States Surgeon General has shown that tobacco portrayals in youth-friendly movies are a major cause of young people beginning to smoke. The proponents of this shareholder resolution believe this leaves the Company liable to potential financial and reputational risk.

The 2012 Surgeon General's Report: "Preventing Tobacco Use among Youth and Young Adults" finds that adolescents whose favorite movie stars smoke on screen, or who are exposed to a large number of movies portraying smokers, are at a higher risk of smoking initiation. Among 10 to 14 year-old adolescents, those in the highest quartile of exposure to smoking in movies were 2.6 times as likely to begin smoking as those in the lowest quartile. Such data led the Surgeon General to conclude that the "evidence is sufficient to conclude that there is a *causal relationship* between depictions of smoking in the movies and the initiation of smoking among young people." [Emphasis supplied].

Citing the Surgeon General's Report, on May 8, 2012, the Attorneys General of 38 states and districts wrote the ten major movie studios urging them to eliminate tobacco depictions in youth-rated movies.

Acknowledging the problem, Warner Brothers was among the industry leaders in creating a policy and developing procedures to mitigate smoking in youth-friendly movies (G, PG and PG-13). However, in 2011, it had a higher number of tobacco depictions in youth friendly movies than in 2010. It further appears that, as of the submission of this resolution, Warner Brothers' 2012 movies will have even more tobacco depictions in PG and PG-13 movies than in 2011.

Because tobacco use remains the leading cause of preventable death, a wide range of national groups, including the Centers for Disease Control, World Health Organization, American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics and the national PTA are urging an "R" rating for movies with tobacco imagery. The Surgeon General's Report also calls for an "R" rating for all movies that depict smoking, stating:-"recent evidence supports expanding the "R" rating to include movies with smoking . . . [thus] making smoking initiation less likely". The Report suggests that exceptions might be made for films that "portray a historical figure who smoked and those that portray the negative effects of tobacco use."

RESOLVED: Shareholders request that the Board of Directors take the steps necessary to implement the Surgeon General's recommendations by voluntarily rating "R" (or its equivalent) all movies, DVDs and TV productions depicting smoking (allowing for the two exceptions noted above) and report to shareholders by September 2013 on progress in achieving this goal..

Supporting Statement

Proponents believe, along with the Surgeon General and most state's Attorneys General, that the depiction of smoking in movies creates a serious public health problem. Support for this resolution will help move our country's youth toward healthier lives.


Northern Trust

TO WHOM IT MAY CONCERN:

Please accept this letter as verification that as of November 30, 2012, Northern Trust as custodian held for the beneficial interest of Trinity Health 5,633 shares of Time Warner, Inc.

As of November 30, 2012 Trinity Health has held at least $2,000 worth of shares continuously for over one year. Trinity Health has informed us it intends to continue to hold the required number of shares through the date of the company's next annual meeting in 2013.

This letter is to confirm that the aforementioned shares of stock are registered with Northern Trust, Participant Number 2669, at the Depository Trust Company.

Sincerely,

Dennis C. Zuccarelli



THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

November 28, 2012

Jeff Bewkes, Chairman and Chief Executive Officer
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Time Warner for several years and have been very pleased with the many dialogues we have had with several of your representatives. However, we continue to be concerned about the addictive effects of smoking on youth. We believe that Time Warner can continue to be a leader in preventing this from escalating by implementing an "R" rating for movies with tobacco imagery.

I am hereby authorized to notify you of our intention to submit this enclosed shareholder proposal with The Province of St. Joseph of the Capuchin Order. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders meeting to move the proposal. Please note that the contact person is: Rev.) Michael Crosby, OFMCap.
Contact information:mikecrosby@aol.com or 414-406-1265

Northern Trust is our portfolio custodian/record holder. As a verification that we are beneficial owners of common stock in Philip Morris, a letter to attest to that fact will follow. It is our intention to keep these shares in our portfolio through the date of the next annual meeting.

Respectfully yours,

Nora M. Nash, OSF

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

cc: (Rev.)Michael Crosby, OFMCap.
Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014-1207
610-558-7661 • Fax: 610-558-5855 • E-mail: nnash@osfphila.org • www.osfphila.org

WHEREAS: Time Warner's Warner Brothers is a key contributor to youth adopting the addictive habit of smoking. The United States Surgeon General has shown that tobacco portrayals in youth-friendly movies are a major cause of young people beginning to smoke. The proponents of this shareholder resolution believe this leaves the Company liable to potential financial and reputational risk.

The 2012 Surgeon General's Report: "Preventing Tobacco Use among Youth and Young Adults" finds that adolescents whose favorite movie stars smoke on screen, or who are exposed to a large number of movies portraying smokers, are at a higher risk of smoking initiation. Among 10to 14 year-old adolescents, those in the highest quartile of exposure to smoking in movies were 2.6 times as likely to begin smoking as those in the lowest quartile. Such data led the Surgeon General to conclude that the "evidence is sufficient to conclude that there is a *causal relationship* between depictions of smoking in the movies and the initiation of smoking among young people."[Emphasis supplied].

Citing the Surgeon General's Report, on May 8, 2012, the Attorneys General of 38 states and districts wrote the ten major movie studios urging them to eliminate tobacco depictions in youth-rated movies.

Acknowledging the problem, Warner Brothers was among the industry leaders in creating a policy and developing procedures to mitigate smoking in youth-friendly movies (G, PG and PG-13). However, in 2011, it had a higher number of tobacco depictions in youth friendly movies than in 2010. It further appears that, as of the submission of this resolution, Warner Brothers'2012 movies will have even more tobacco depictions in PG and PG-13 movies than in 2011.

Because tobacco use remains the leading cause of preventable death, a wide range of national groups, including the Centers for Disease Control, World Health Organization, American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics and the national PTA are urging an "R" rating for movies with tobacco imagery. The Surgeon General's Report also calls for an "R" rating for all movies that depict smoking, stating: "recent evidence supports expanding the "R" rating to include movies with smoking . . . [thus] making smoking initiation less likely". The Report suggests that exceptions might be made for films that "portray a historical figure who smoked and those that portray the negative effects of tobacco use."

RESOLVED: Shareholders request that the Board of Directors take the steps necessary to implement the Surgeon General's recommendations by voluntarily rating "R" (or its equivalent) all movies, DVDs and TV productions depicting smoking (allowing for the two exceptions noted above) and report to shareholders by September 2013 on progress in achieving this goal..

Supporting Statement

Proponents believe, along with the Surgeon General and most state's Attorneys General, that the depiction of smoking in movies creates a serious public health problem. Support for this resolution will help move our country's youth toward healthier lives.

TimeWarner

VIA OVERNIGHT MAIL

Nora M. Nash
Director, Corporate Social Responsibility
The Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014-1207

December 5, 2012

Re: Proposal Submitted to Time Warner Inc.

Dear Ms. Nash:

I am writing on behalf of Time Warner Inc. (the "Company"), which received on November 29, 2012 a stockholder proposal submitted by The Sisters of St. Francis of Philadelphia (the "Proponent") for consideration at the Company's 2013 Annual Meeting of Stockholders (the "Proposal"). A copy of the Proposal is attached.

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. To date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. We have also reviewed our records of registered stockholders and could not confirm the Proponent's ownership of shares of the Company's common stock.

To remedy this defect, the Proponent must submit sufficient proof of its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date that the Proposal was submitted to the Company (November 28, 2012). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 28, 2012); or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written

statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of its shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. The Proponent can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that it continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 28, 2012).

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that it continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 28, 2012). The Proponent should be able to find out the identity of the DTC participant by asking its broker or bank. If the Proponent's broker is an introducing broker, the Proponent may also be able to learn the identity and telephone number of the DTC participant through its account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds the shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of its broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 28, 2012), the requisite number of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

In addition, under Rule 14a-8(b) of the Exchange Act, a stockholder must provide the Company with a written statement that the Proponent intends to continue to hold the requisite number of Company shares through the date of the stockholders' meeting at which the Proposal will be voted on by the stockholders. Your letter indicates only that the Proponents intends to keep an unspecified number of "Philip Morris" shares in its portfolio through the date of the next annual meeting. To remedy this defect, the Proponent must submit a written statement that it intends to continue holding the requisite number of Company shares through the date of the Company's 2013 Annual Meeting of Stockholders.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Time Warner Inc., One Time Warner Center, New York, New York 10019. Alternatively, you may transmit any response by facsimile to me at (212) 484-7278.

If you have any questions with respect to the foregoing, please contact me at (212) 484-8142. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Julie Kim
Senior Counsel

cc: Michael Crosby

Enclosures



THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

December 3, 2012

Jeff Bewkes, Chairman and Chief Executive Officer
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes:

Peace and all good! The Sisters of St. Francis of Philadelphia filed a Shareholder proposal on November 28th and did not have the verification letter to include with the proposal. I appreciate your understanding this matter.

As verification that we are beneficial owners of common stock in Time Warner Inc., I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Respectfully yours,

Nora M. Nash, OSF

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014-1207
610-558-7661 • Fax: 610-558-5855 • E-mail: nnash@osfphila.org • www.osfphila.org

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



Northern Trust

November 28, 2012

To Whom It May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold 111shares of Time Warner Inc. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act in their behalf.

Sincerely,

Sanjay Singhal

Sanjay Singhal
Vice President



OSF
THE SISTERS OF ST. FRANCIS
OF PHILADELPHIA

609 South Convent Road, Aston, PA 19014-1207




UNITED STATES POSTAGE
PITNEY BOWES
02 1M
$ 00.45⁰
0004273727
DEC 03 2012
MAILED FROM ZIP CODE 19014

Jeff Bewkes, Chairman and Chief Executive
Officer
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

VISIT US ON THE WEB: www.osfphila.org

10019801627



GIBSON DUNN

EXHIBIT B

Excerpts from Surgeon General Report

Preventing Tobacco Use Among Youth and Young Adults

A Report of the Surgeon General

2012

U.S. DEPARTMENT OF HEALTH AND HUMAN SERVICES
Public Health Service
Office of the Surgeon General
Rockville, MD

games. Exposure to fictional characters who smoke can create an exaggerated social norm about the prevalence and acceptability of smoking (Sargent et al. 2000). Indeed, longitudinal studies have found that adolescents whose favorite movie stars smoke on screen or who are exposed to a large number of movies portraying smokers are at a high risk of smoking initiation (Sargent et al. 2000; Distefan et al. 2004). For example, among 10- to 14-year-old adolescents, those in the highest quartile of exposure to smoking in movies were 2.6 times as likely to initiate smoking as were those in the lowest quartile (Sargent et al. 2005). Tobacco is also promoted to youth on the Internet through social media and online tobacco retailers and the informal Web sites and chat rooms that glamorize the smoking lifestyle and culture (Ribisl et al. 2003).

Research on the effects of tobacco advertising on smoking behavior is methodologically challenging, although recent approaches have provided more valid and reliable data than were available in earlier years. Still, survey measures of exposure to tobacco advertising may be inaccurate. Their validity requires the respondent to see an ad, recognize it as a tobacco ad, encode the image in memory, and retrieve the image from memory when prompted by a survey question (Unger et al. 2001). Moreover, tobacco advertising may affect tobacco-related attitudes and behaviors without the respondent's conscious awareness or recall. To avoid this problem, some studies have assessed attitudes about tobacco after having placed, and randomly assigned, study participants in artificial laboratory settings to view either tobacco advertisements or neutral stimuli (e.g., Shadel et al. 2008). These studies have internal validity but lack external validity. Another approach is to use time-series data to examine the effects of bans on tobacco advertising on the subsequent prevalence of smoking. A review of 24 such studies (Quentin et al. 2007) concluded that, overall, bans on tobacco advertising produce modest decreases in tobacco consumption, even though the changes found by the authors were not statistically significant for all of the studies. More information about the effects of tobacco advertising, promotional activities, and bans on advertising is presented in Chapters 5 and 6.

Summary

The large social environment incorporates numerous macrolevel social processes that affect tobacco use by influencing social norms relating to gender role, religion, and culture as well as norms for specific segments of the population, such as those with low SES or modest educational attainment. For most of the twentieth century, tobacco use was more socially acceptable for men than for women in the United States. In recent decades, however, such differences between the genders have greatly narrowed, although in most ethnic groups, boys and young men are still more likely than girls and young women to use certain forms of tobacco (smokeless tobacco, cigars, and pipes).

In general, religious participation protects against tobacco use. Some religions have specific prohibitions against tobacco use, while others encourage certain social behaviors to prevent youth from experimenting with substance use and rebellious actions. American Indians use tobacco as a sacred substance, but many tribes attempt to maintain a distinction between the sacred use of traditional homegrown tobacco and the use of commercially produced tobacco.

Other chapters in this report present detailed information about variations in tobacco use among different racial/ethnic groups. The present chapter points out the consistent finding that racial/ethnic pride and a strong ethnic identity generally protect against tobacco use, but perceptions of racial/ethnic discrimination are a risk factor for such use. Additional research is needed to understand the psychological and cognitive mechanisms through which perceptions of racial/ethnic identity influence decisions about tobacco use.

The differences in tobacco use between the genders are more pronounced in many other countries than they are in the United States (Warren et al. 2008). Immigrants from such countries bring their norms for gender roles with them when they move to the United States, and thus, many immigrant groups show a higher prevalence of smoking among males than among females. As immigrants acculturate, these gender-based differences narrow, generally because tobacco use among females often increases. Therefore, immigrant girls and young women who acculturate to the United States represent a higher-risk group for tobacco use.

Mainstream U.S. culture has increasingly embraced an antitobacco norm. As a result, only about one in five American adults now use tobacco, but use is far more common among those of low SES or low educational achievement. Among adolescents, poor school achievement is associated with both low SES and tobacco use. However, the association between educational achievement and tobacco use may be bidirectional, or another variable, such as risk taking, may influence educational attainment while also being tied to smoking. Furthermore, neighborhood-level risk factors may contribute to the probability of youth smoking, in excess of the risk conferred by individual-level influences. The large physical environment contains features that facilitate or impede banned smoking or other tobacco imagery in the youth-rated films they produced or distributed (CDC 2011). Given the continuing varying performance among motion picture companies in reducing tobacco imagery in youth-rated films, WHO (2009) and numerous public health and health professional organizations have recommended giving movies with tobacco incidents an R rating, with exceptions: those that portray a historical figure who smoked and those that portray the negative effects of tobacco use (CDC 2011).

Tobacco Use in Movie Trailers

Depictions of smoking in movie trailers have important implications for exposure as the trailers are aired on television and may be seen by a wider audience than the movie itself. One study combined a content analysis of trailers with Nielsen data measuring media exposure among 12- to 17-year-olds (Healton et al. 2006); of all 216 movie trailers shown on television in a single year (2001–2002), 14.4% included images of tobacco use. Nielsen data indicated that during that year 95% of all U.S. youth aged 12–17 years saw at least one movie trailer on television depicting the use of tobacco, and 88.8% saw at least one of these trailers three or more times. Over the course of that year, movie trailers showing tobacco use were seen 270 million times by youth aged 12–17 years. One experimental study found that smoking by a character in a film trailer was associated with increased perceptions of that character's attractiveness among adolescent smokers (Hanewinkel 2009).

It has been noted that even if stronger policies were adopted banning smoking or other tobacco imagery in youth-rated movies, such policies would not affect youth exposures to older movies that have already been released and are available as downloads, rentals, and on television (CDC 2011). Also, evidence indicates that youth view some R-rated movies (Sargent 2007b). Therefore, antitobacco ads have been recommended for showing before movies that depict smoking (USDHHS 2010).

Summary

Recent content analyses of tobacco use in movies have documented a general decline in the appearance of tobacco brands and in depictions of tobacco use overall, especially since 2005 (Table 5.12). These trends suggest that the movie industry is responding to research and heightened attention to the issue applied by the public health community and the state attorneys general.

While these declines demonstrate the practicality of enacting policies to reduce tobacco incidents in youth-rated movies, it has been recommended that expanding the R rating to include movies with smoking could further reduce exposures of young persons to onscreen tobacco incidents (CDC 2011).

Exposure to Tobacco Use in Movies

Assessment of Exposure

Assessment of exposure to components of movies is challenging in ways similar to assessment of exposure to advertising. A recent article (Sargent et al. 2008) contrasts various methods and lists their advantages and disadvantages. The recall method (Goldberg and Baumgartner 2002) involves simply asking subjects how often they watch movies or how much they notice smoking in movies. This method is subject to recall bias; for example, a subject who smokes may pay more attention to smoking scenes. A second method involves assessing the relation between the smoking status of an adolescent's favorite movie star and the youth's own smoking status (Distefan et al. 1999). In this approach, adolescents are asked to name their favorite male and female movie stars. The smoking status of these stars is then assessed within a contemporary sample frame of movies, and this information is compared with the smoking status of the adolescent. This method has the advantage of assessing exposure to movie smoking in a way that is highly relevant to the individual, but it does not take into account that adolescents observe smoking by actors other than their favorites.

A third method determines which movies adolescents have watched and assesses these movies for tobacco exposures. This method requires adolescents to recognize a movie title when it is presented and recall whether they have seen the movie. Positive responses from participants are combined with content analysis to estimate exposure to portrayals of movie smoking. Clearly, it is not possible to ask every respondent about all available movies, and researchers have addressed this limitation in two ways. Some researchers choose a list of 40 or 50 contemporary movies with varying amounts of smoking and survey all respondents about all those specific films (Thrasher et al. 2008). This approach is easy to implement, but the conclusions apply only to the set of movies surveyed. A different approach, using the Beach method (Sargent et al. 2008), analyzes a large sample (500–600) of box office hits and then surveys each respondent about a randomly selected subsample of titles. The random subsample allows researchers to estimate exposure of the population to a relatively large sample of hits rather than limiting estimates to a specific subset of movies.

differences in the type of movie. The strongest design was used by Shmueli and colleagues (2010) who randomly assigned subjects to cues from five different movies. If subjects react more strongly to smoking presented in certain contexts than others, the null results for some experiments may be explained by the choice of the particular movie or movie segment used for the prompt; this is an important area for further research.

Summary

A 2008 NCI monograph that reviewed influences of the media on tobacco use offered a summary of research on the portrayal of tobacco use in media channels, including movies, television, music, magazines, and the Internet (NCI 2008). Chapter 10 of that report concluded that exposure to smoking in movies causes tobacco use among adolescents, stating: "The total weight of evidence from cross-sectional, longitudinal, and experimental studies indicates a causal relationship between exposure to movie smoking depictions and youth smoking initiation" (p. 357). This statement was also incorporated into that report's six major conclusions (p. 12). Since this statement was issued, population-based cross-sectional studies have shown that movies deliver billions of images of smoking to young audiences. Furthermore, cross-sectional and longitudinal population studies have demonstrated an association between seeing smoking in movies and smoking among youth in samples of U.S. White and Mexican American adolescents and among adolescents in Germany. Other studies have linked higher exposure to R-rated movies with smoking among adolescents in Wisconsin and New Zealand. In no case was the estimate of risk either zero or in the negative direction. Population-based studies support a mechanism whereby movie effects are mediated through cognitions, and experimental studies demonstrate a short-term effect of movies on the attitudes and behavior of adolescents who watch them. Population studies also provide support for an association between exposure to movie smoking and later stages of adolescent smoking; it is unclear whether this effect results from movies prompting adolescents to start smoking, promoting the continuation of experimentation, or both. An MPAA policy to give films with smoking an R (adult) rating, as recommended by WHO (2009), CDC (2011), and other authorities, could eliminate youth-rated films as sources of exposure to on-screen smoking imagery and reduce the exposure of youth to smoking in movies. The adoption of such policies would contribute to a reduction in adolescent smoking behavior. Some U.S. film studios have begun to respond to public pressure through the development of internal mechanisms to limit the depiction of smoking in movies.

Experimental studies provide strong and consistent support for the idea that an antismoking adverstisement shown before a movie that contains smoking scenes influences how moviegoers view smoking and react to it; several studios have already adopted this practice.

Finally, population-based studies provide evidence to support the idea that parental restrictions on viewing R-rated movies reduces exposure to such movies and the risk of early onset of smoking when restrictions are applied during late childhood and early adolescence. Moreover, practices of restricting and monitoring media appear to work independently of more traditional types of parenting factors, such as authoritative parenting. However, parental restrictions would not address the substantial exposure of youth to smoking imagery in movies rated G, PG, and PG-13.

Evidence Summary

There is strong empirical evidence, along with the tobacco industry's own internal documents and trial testimony, as well as widely accepted principles of advertising and marketing that support the conclusion that tobacco manufacturers' advertising, marketing, and promotions recruit new users as youth and continue to reinforce use among young adults. Hence, despite claims from cigarette manufacturers that marketing and promotion of their products are intended to increase market share and promote brand loyalty among adult consumers, the evidence presented in this chapter is sufficient to conclude that marketing efforts and promotion by tobacco companies show a consistent dose-response relationship in the initiation and progression of tobacco use among young people. As has been true for many decades, today, the majority of smokers begin to use tobacco products as adolescents. Among adults who become daily smokers, nearly all (88%) first use of cigarettes occurs by 18 years of age, with 99% of first use by the age of 26 years (see Chapter 3 of this report; SAMHSA 2009). Constraints on tobacco product marketing, including the ban on broadcast advertising, have had little impact on overall industry expenditures in cigarette promotions at point of sale all predicted smoking uptake among youth (Slater et al. 2007). Finally, research on the location of retail outlets selling cigarettes indicated that experimental smoking among youth was related to the density of tobacco outlets both in high school neighborhoods and in neighborhoods where youth live.

In addition to traditional advertising and point-of-sale marketing, tobacco companies have engaged in a variety of public relations strategies to position themselves as responsible corporations and to enhance their public image. Tobacco industry documents demonstrate that these strategies were undertaken in response to public concern about the industry's marketing practices and with the goal of forestalling legislation on regulation that would restrict industry activities. These strategies have included sponsorship of school-based youth smoking prevention programs, retailer education programs on enforcement of legal restrictions on youth access to tobacco products, antismoking campaigns in the mass media, and sponsorship of community-based programs aimed at youth such as the national 4-H program (SCARC Action Alert 1996; Landman et al. 2002; Mandel et al. 2006). Studies cited in this chapter show that the tobacco industry's youth smoking prevention activities have not provided evidence that they are effective at reducing youth smoking. Some studies, as well as industry documents, indicate that these programs can lead to a greater likelihood of uptake among youth by positioning smoking as an "adult only" activity, a concept that may appeal to youth. Further evidence has shown that the messages in these programs divert attention from industry marketing efforts, as well as from messages on the addictiveness of the product. At the same time, advertisements about tobacco company charitable works were shown to improve perceptions of the company's corporate image among 18–25-year-old undergraduates.

An NCI monograph that reviewed influences of the media on tobacco use by youth concluded that exposure to depictions of smoking in movies causes tobacco use among adolescents (NCI 2008). Since that report was issued, multiple population-based cross-sectional studies have provided consistent evidence supporting a causal relationship between exposure to smoking images in movies and smoking among youth in the United States. Although the incidence of on-screen smoking in movies has declined steadily since 2005 and one-half of MPAA member movie studios have adopted policies designed to reduce smoking images in their films, movies overall continue to deliver billions of these images to adolescents. Cross-sectional and longitudinal population studies have demonstrated an association between exposure to smoking in movies and smoking among youth in samples of U.S. White and Mexican American adolescents. Research cited in this chapter has shown that the association between exposure to smoking images in movies and youth smoking has a more important effect on the early phases of smoking initiation than on the transition to addiction. Experimental studies have suggested that an antismoking advertisement shown before a movie that contains smoking scenes can influence how moviegoers view smoking. Evidence indicates that parental restrictions on viewing R-rated movies reduces exposure to such movies and the risk of early onset of smoking when restrictions are applied during late childhood and early adolescence. Finally, recent evidence supports expanding the R rating to include movies with smoking in order to further reduce exposures of young persons to onscreen tobacco incidents, making smoking initiation less likely.

In summary, the tobacco industry's own internal documents and trial testimony indicate that the industry needs to recruit new smokers from among youth. The evidence provided in this chapter shows multiple strategies by which the tobacco industry continues to pursue this objective to increase the rate of initiation and use of tobacco products among young people. Cumulative research indicates that cigarette advertising and promotional activities and depictions of smoking in movies have caused young people to smoke (Lovato et al. 2011).

Conclusions

1. In 2008, tobacco companies spent $9.94 billion on the marketing of cigarettes and $547 million on the marketing of smokeless tobacco. Spending on cigarette marketing is 48% higher than in 1998, the year of the Master Settlement Agreement. Expenditures for marketing smokeless tobacco are 277% higher than in 1998.
2. Tobacco company expenditures have become increasingly concentrated on marketing efforts that reduce the prices of targeted tobacco products. Such expenditures accounted for approximately 84% of cigarette marketing and more than 77% of the marketing of smokeless tobacco products in 2008.

3. The evidence is sufficient to conclude that there is a causal relationship between advertising and promotional efforts of the tobacco companies and the initiation and progression of tobacco use among young people.

4. The evidence is suggestive but not sufficient to conclude that tobacco companies have changed the packaging and design of their products in ways that have increased these products' appeal to adolescents and young adults.

5. The tobacco companies' activities and programs for the prevention of youth smoking have not demonstrated an impact on the initiation or prevalence of smoking among young people.

6. The evidence is sufficient to conclude that there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people.

EXHIBIT C

Attn: Paul Washington
FWD on 11 30 12



CATHOLIC HEALTH EAST

Treasury MS 222
3805 West Chester Pike, Ste. 100
Newtown Square, PA 19073-2329
kcoll@che.org
610-355-2035 fax 610-355-2050

November 29, 2012

Jeff Bewkes,
Chairman and Chief Executive Officer
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

RE: Shareholder Proposal for 2013 Annual Meeting

Dear Mr. Bewkes:
Catholic Health East, one of the largest Catholic health care systems in the U.S. is a long-term, faith-based shareowner of Time Warner, Inc. Catholic Health East seeks to reflect its Mission and Core Values while looking for social, environmental as well as financial accountability in its investments.

As a health care system, Catholic Health East is concerned that adolescents whose favorite movie stars smoke on screen, or who are exposed to a large number of movies portraying smokers, are at a higher risk of smoking initiation. Therefore, Catholic Health East is co-filing the enclosed resolution with the primary filer, The Province of St. Joseph of the Capuchin Order, represented by Catherine Rowan. We authorize the representative of The Province of St. Joseph of the Capuchin Order to withdraw the resolution on our behalf when appropriate.

The enclosed resolution is for consideration and action by the shareholders at the next meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14 a-8 of the general rules and regulations of the Security and Exchange Act of 1934.

Catholic Health East is beneficial owner of at least $2,000 worth of Time Warner Inc. stock. We have held these shares continuously for more than one year and will continue to hold at least $2,000 of stock until after the 2013 shareholder meeting. The verification of our ownership position will be provided by our custodian, BNY Mellon and will follow under separate cover.

Catholic Health East remains open for productive dialogue which could lead to a withdrawal of the resolution. Thank you for your attention to this matter.

Sincerely,

Sister Kathleen Coll, SSJ

Sister Kathleen Coll, SSJ
Administrator, Shareholder Advocacy

Enclosure

cc: (Rev) Michael H. Crosby, OFMCap., The Province of St. Joseph of the Capuchin Order
Catherine Rowan
The Interfaith Center on Corporate Responsibility

WHEREAS: Time Warner's Warner Brothers is a key contributor to youth adopting the addictive habit of smoking. The United States Surgeon General has shown that tobacco portrayals in youth-friendly movies are a major cause of young people beginning to smoke. The proponents of this shareholder resolution believe this leaves the Company liable to potential financial and reputational risk.

The 2012 Surgeon General's Report: "Preventing Tobacco Use among Youth and Young Adults" finds that adolescents whose favorite movie stars smoke on screen, or who are exposed to a large number of movies portraying smokers, are at a higher risk of smoking initiation. Among 10 to 14 year-old adolescents, those in the highest quartile of exposure to smoking in movies were 2.6 times as likely to begin smoking as those in the lowest quartile. Such data led the Surgeon General to conclude that the "evidence is sufficient to conclude that there is a *causal relationship* between depictions of smoking in the movies and the initiation of smoking among young people." [Emphasis supplied].

Citing the Surgeon General's Report, on May 8, 2012, the Attorneys General of 38 states and districts wrote the ten major movie studios urging them to eliminate tobacco depictions in youth-rated movies.

Acknowledging the problem, Warner Brothers was among the industry leaders in creating a policy and developing procedures to mitigate smoking in youth-friendly movies (G, PG and PG-13). However, in 2011, it had a higher number of tobacco depictions in youth friendly movies than in 2010. It further appears that, as of the submission of this resolution, Warner Brothers' 2012 movies will have even more tobacco depictions in PG and PG-13 movies than in 2011.

Because tobacco use remains the leading cause of preventable death, a wide range of national groups, including the Centers for Disease Control, World Health Organization, American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics and the national PTA are urging an "R" rating for movies with tobacco imagery. The Surgeon General's Report also calls for an "R" rating for all movies that depict smoking, stating:-"recent evidence supports expanding the "R" rating to include movies with smoking . . . [thus] making smoking initiation less likely". The Report suggests that exceptions might be made for films that "portray a historical figure who smoked and those that portray the negative effects of tobacco use."

RESOLVED: Shareholders request that the Board of Directors take the steps necessary to implement the Surgeon General's recommendations by voluntarily rating "R" (or its equivalent) all movies, DVDs and TV productions depicting smoking (allowing for the two exceptions noted above) and report to shareholders by September 2013 on progress in achieving this goal..

Supporting Statement

Proponents believe, along with the Surgeon General and most state's Attorneys General, that the depiction of smoking in movies creates a serious public health problem. Support for this resolution will help move our country's youth toward healthier lives.

GIBSON DUNN

EXHIBIT D

TimeWarner

VIA OVERNIGHT MAIL
CONFIRMATION OF RECEIPT REQUESTED

Sister Kathleen Coll
Catholic Health East
3805 West Chester Pike, Suite 100
Newtown Square, PA 19073-2329

December 3, 2012

Re: Proposal Submitted to Time Warner Inc.

Dear Sister Coll:

I am writing on behalf of Time Warner Inc. (the "Company"), which received on November 30, 2012 a stockholder proposal submitted by Catholic Health East for consideration at the Company's 2013 Annual Meeting of Stockholders (the "Proposal"). A copy of the Proposal is attached.

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to Catholic Health East's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. To date we have not received proof that Catholic Health East has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. We have also reviewed our records of registered stockholders and could not confirm Catholic Health East's ownership of shares of the Company's common stock.

To remedy this defect, Catholic Health East must submit sufficient proof of its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date that the Proposal was submitted to the Company (November 29, 2012). As explained in Rule 14a-8(b) and SEC staff guidance, sufficient proof must be in the form of:

1. a written statement from the "record" holder of Catholic Health East's shares (usually a broker or a bank) verifying that Catholic Health East continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 29, 2012); or

2. if Catholic Health East has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting Catholic Health East's ownership of the requisite number of Company shares as of or

before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Catholic Health East continuously held the requisite number of Company shares for the one-year period.

If Catholic Health East intends to demonstrate ownership by submitting a written statement from the "record" holder of Catholic Health East's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. Catholic Health East can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

1. If Catholic Health East's broker or bank is a DTC participant, then Catholic Health East needs to submit a written statement from its broker or bank verifying that Catholic Health East continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 29, 2012).

2. If Catholic Health East's broker or bank is not a DTC participant, then Catholic Health East needs to submit proof of ownership from the DTC participant through which the shares are held verifying that Catholic Health East continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 29, 2012). Catholic Health East should be able to find out the identity of the DTC participant by asking its broker or bank. If its broker is an introducing broker, Catholic Health East may also be able to learn the identity and telephone number of the DTC participant through Catholic Health East's account statements, because the clearing broker identified on Catholic Health East's account statements will generally be a DTC participant. If the DTC participant that holds Catholic Health East's shares is not able to confirm Catholic Health East's individual holdings but is able to confirm the holdings of Catholic Health East's broker or bank, then Catholic Health East needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 29, 2012), the requisite number of Company shares were continuously held: (i) one from Catholic Health East's broker or bank confirming Catholic Health East's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Time Warner Inc., One Time Warner Center, New York, New York 10019. Alternatively, you may transmit any response by facsimile to me at (212) 484-7278.

If you have any questions with respect to the foregoing, please contact me at (212) 484-8142. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Julie Kim
Senior Counsel

Enclosures

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

            C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

   2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

   3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

   2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

 1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

 Note to paragraph (i)(1)

 Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

 ---

 2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

 Note to paragraph (i)(2)

 Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

 ---

 3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

 4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

 5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

 6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal

   i. Would disqualify a nominee who is standing for election;

   ii. Would remove a director from office before his or her term expired;

   iii. Questions the competence, business judgment, or character of one or more nominees or directors;

   iv. Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

   v. Otherwise could affect the outcome of the upcoming election of directors.

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10)

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

---

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should

promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any

reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and

submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and

proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant - such as an individual investor - owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

GIBSON DUNN

EXHIBIT F



THE BANK OF NEW YORK MELLON

December 7, 2012

Jeff Bewkes
Chairman and Chief Executive Officer
Time Warner, Inc.
One Time Warner Center
New York, NY 10019

To Whom It May Concern:

Please be advised that The Bank of New York Mellon/Mellon Trust of New England, National Association (Depository Trust Company Participant ID 954) held 175 shares of TIME WARNER INC (cusip 887317303) for our client and beneficial owner, Catholic Health East, as of November 29, 2012

Of the 175 shares currently held in our custody, 175 shares have been continuously held for over one year by our client:

Catholic Health East
3805 West Chester Pike, Suite 100
Newtown Square, PA 19073

Please feel free to contact me if you have any questions. Thank you.

Sincerely,

Jennifer L. May

Jennifer L. May
Vice President, BNY Mellon Asset Servicing

Phone: (412) 234-3902
Email: Jennifer.l.may@bnymellon.com

GIBSON DUNN

EXHIBIT G



ADRIAN DOMINICAN SISTERS
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
517-266-3400 Phone
517-266-3524 Fax

Portfolio Advisory Board

November 28, 2012

Jeff Bewkes, Chair & CEO
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes,

As women religious who are dedicated to the ministries of the education of youth and health care, the Adrian Dominican Sisters have experienced firsthand the human and financial toll of tobacco related illnesses. In addition we are very concerned about the number of adolescents who smoke and we are aware of the strong scientific data that shows a direct correlation between smoking in movies and the beginning of smoking by teens. For over eight years we have been in dialogue with Time Warner regarding the problem of smoking in youth-friendly movies. We were pleased that the Company became an industry leader in addressing this issue. However, beginning with 2011 it appears that the number of tobacco depictions in youth-rated movies is on the rise.

Therefore, the Adrian Dominican Sisters is co-filing the enclosed resolution with the Province of St. Joseph of the Capuchin Order for action at the annual meeting in 2013. We submit it for inclusion in the proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

As of November 28, 2012 the Adrian Dominicans Sisters held, and have held continuously for at least one year, 50 shares of Time Warner, Inc. common stock. A letter verifying ownership in the Company is enclosed. We will continue to hold the required number of shares in Time Warner, Inc. through the annual meeting in 2013.

We designate the Rev. Michael H Crosby, OFMCap, representative of the Province of St. Joseph of the Capuchin Order, as the lead filer to act on our behalf for all purposes in connection with this proposal. Please copy me on all communications: Judy Byron, OP, jbyron@ipjc.org/

Sincerely,

Sister Judy Byron, OP

Sister Judy Byron, OP
Representative of the Adrian Dominican Sisters
1216 NE 65th Street
Seattle, WA 98115
jbyron@ipjc.org

Encl.: Resolution
Proof of Ownership

WHEREAS: Time Warner's Warner Brothers is a key contributor to youth adopting the addictive habit of smoking. The United States Surgeon General has shown that tobacco portrayals in youth-friendly movies are a major cause of young people beginning to smoke. The proponents of this shareholder resolution believe this leaves the Company liable to potential financial and reputational risk.

The 2012 Surgeon General's Report: "Preventing Tobacco Use among Youth and Young Adults" finds that adolescents whose favorite movie stars smoke on screen, or who are exposed to a large number of movies portraying smokers, are at a higher risk of smoking initiation. Among 10 to 14 year-old adolescents, those in the highest quartile of exposure to smoking in movies were 2.6 times as likely to begin smoking as those in the lowest quartile. Such data led the Surgeon General to conclude that the "evidence is sufficient to conclude that there is a *causal relationship* between depictions of smoking in the movies and the initiation of smoking among young people." [Emphasis supplied].

Citing the Surgeon General's Report, on May 8, 2012, the Attorneys General of 38 states and districts wrote the ten major movie studios urging them to eliminate tobacco depictions in youth-rated movies.

Acknowledging the problem, Warner Brothers was among the industry leaders in creating a policy and developing procedures to mitigate smoking in youth-friendly movies (G, PG and PG-13). However, in 2011, it had a higher number of tobacco depictions in youth friendly movies than in 2010. It further appears that, as of the submission of this resolution, Warner Brothers' 2012 movies will have even more tobacco depictions in PG and PG-13 movies than in 2011.

Because tobacco use remains the leading cause of preventable death, a wide range of national groups, including the Centers for Disease Control, World Health Organization, American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics and the national PTA are urging an "R" rating for movies with tobacco imagery. The Surgeon General's Report also calls for an "R" rating for all movies that depict smoking, stating:-"recent evidence supports expanding the "R" rating to include movies with smoking . . . [thus] making smoking initiation less likely". The Report suggests that exceptions might be made for films that "portray a historical figure who smoked and those that portray the negative effects of tobacco use."

RESOLVED: Shareholders request that the Board of Directors take the steps necessary to implement the Surgeon General's recommendations by voluntarily rating "R" (or its equivalent) all movies, DVDs and TV productions depicting smoking (allowing for the two exceptions noted above) and report to shareholders by September 2013 on progress in achieving this goal..

Supporting Statement

Proponents believe, along with the Surgeon General and most state's Attorneys General, that the depiction of smoking in movies creates a serious public health problem. Support for this resolution will help move our country's youth toward healthier lives.


Comerica
comerica.com

INSTITUTIONAL SERVICES GROUP
MC 3462, PO BOX 75000, DETROIT, MI 48275
411 WEST LAFAYETTE BOULEVARD, DETROIT, MI 48226

November 28, 2012

Judy Byron, OP
Board of Directors, Portfolio Advisory Board
Adrian Dominican Sisters
1216 NE 65th Street
Seattle, WA 98115

RE: ADRIAN DOMINICAN SISTERS SHAREHOLDER ACCOUNT

Dear Sister Judy:

In regard to your request for a verification of holdings, the above referenced account currently holds 50 shares of TIME WARNER common stock. The attached list indicates the date the stock was acquired. Also please note that Comerica Inc. is a DTC participant.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,



Mario Frattarelli
Trust Analyst
(313) 222-5757
MFrattarelli@Comerica.com

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DOA8205371182

BLD: S.TOWER MSC: 11166
WILLIAMS, JOSEPH
TIME WARNER INC

1-12

GIBSON DUNN

EXHIBIT H

TimeWarner

VIA OVERNIGHT MAIL

Sister Judy Byron, OP
Representative of the Adrian Dominican Sisters
1216 NE 65th Street
Seattle, WA 98115

December 4, 2012

Re: Proposal Submitted to Time Warner Inc.

Dear Sister Byron:

I am writing on behalf of Time Warner Inc. (the "Company"), which received on November 29, 2012 a stockholder proposal submitted by the Adrian Dominican Sisters for consideration at the Company's 2013 Annual Meeting of Stockholders (the "Proposal"). A copy of the Proposal is attached.

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Adrian Dominican Sisters' attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. In addition, to date we have not received adequate proof that the Adrian Dominican Sisters have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. Specifically, the Adrian Dominican Sisters submitted a letter from Comerica indicating that the Adrian Dominican Sisters currently hold 50 shares of Company stock. The letter does not confirm the Adrian Dominican Sisters' continuous ownership of the stock over the one-year period preceding and including the date the Proposal was submitted to the Company. Rather, the letter includes an attachment that indicates the acquisition date of 50 shares of stock. However, as explained in guidance by the SEC staff in Staff Legal Bulletin No. 14, a letter from the record holder of the stock confirming a stockholder's beneficial ownership must include "an affirmative written statement" specifically verifying the stockholder's continuous ownership of the stock.

To remedy this defect, the Adrian Dominican Sisters must obtain a new proof of ownership letter verifying their continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 28, 2012). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

1. an affirmative written statement from the "record" holder of the Adrian Dominican Sisters' shares (usually a broker or a bank) specifically verifying that the Adrian Dominican Sisters continuously held the requisite number of Company shares for the

one-year period preceding and including the date the Proposal was submitted (November 28, 2012); or

2. if the Adrian Dominican Sisters has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Adrian Dominican Sisters' ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Adrian Dominican Sisters continuously held the requisite number of Company shares for the one-year period.

If the Adrian Dominican Sisters intends to demonstrate ownership by submitting a written statement from the "record" holder of the Adrian Dominican Sisters' shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. The Adrian Dominican Sisters can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

1. If the Adrian Dominican Sisters' broker or bank is a DTC participant, then the Adrian Dominican Sisters needs to submit a written statement from the Adrian Dominican Sisters' broker or bank verifying that the Adrian Dominican Sisters continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 28, 2012).

2. If the Adrian Dominican Sisters' broker or bank is not a DTC participant, then the Adrian Dominican Sisters needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Adrian Dominican Sisters continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 28, 2012). The Adrian Dominican Sisters should be able to find out the identity of the DTC participant by asking its broker or bank. If the Adrian Dominican Sisters' broker is an introducing broker, the Adrian Dominican Sisters may also be able to learn the identity and telephone number of the DTC participant through the Adrian Dominican Sisters' account statements, because the clearing broker identified on the Adrian Dominican Sisters' account statements will generally be a DTC participant. If the DTC participant that holds the Adrian Dominican Sisters' shares is not able to confirm the Adrian Dominican Sisters' individual holdings but is able to confirm the holdings of the Adrian Dominican Sisters' broker or bank, then the Adrian Dominican Sisters needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements

verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 28, 2012), the requisite number of Company shares were continuously held: (i) one from the Adrian Dominican Sisters' broker or bank confirming the Adrian Dominican Sisters' ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Time Warner Inc., One Time Warner Center, New York, New York 10019. Alternatively, you may transmit any response by facsimile to me at (212) 484-7278.

If you have any questions with respect to the foregoing, please contact me at (212) 484-8142. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Julie Kim
Senior Counsel

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
> > (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
> >
> > (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
> >
> > > (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

> (i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or
>
> (ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any

reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and

submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and

proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant - such as an individual investor - owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

EXHIBIT J



ADRIAN DOMINICAN SISTERS
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
517-266-3400 Phone
517-266-3524 Fax

Portfolio Advisory Board

Fax: 212.484.7278

December 10, 2013

Julie Kim
Senior Counsel
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Ms. Kim,

Per your request, attached is proof of ownership from Comerica Bank, which is a DTC participant, that in fact the Adrian Dominican Sisters held on our filing date of November 28, 2012 and have held continuously 1,009 shares of Time Warner stock since September 30, 2003. We will continue to hold the required number of shares through Time Warner's 2013 Annual Meeting.

If you have further questions, please contact me at 206.223.1138.

Sincerely,

Sister Judy Byron, OP

Sister Judy Byron, OP
Representative of the Adrian Dominican Sisters
1216 NE 65th Street
Seattle, WA 98115
jbyron@ipjc.org

Encl.: Proof of Ownership



INSTITUTIONAL SERVICES GROUP
MC 3462, PO BOX 75000, DETROIT, MI 48275
411 WEST LAFAYETTE BOULEVARD, DETROIT, MI 48226

November 28, 2012

Judy Byron, OP
Board of Directors, Portfolio Advisory Board
Adrian Dominican Sisters
1216 NE 65th Street
Seattle, WA 98115

RE: ADRIAN DOMINICAN SISTERS T-ROWE PRICE VALUE ACCOUNT

Dear Sister Judy:

In regard to your request for a verification of holdings, the above referenced account held 1,009 shares of Time Warner common stock on November 28, 2012 the date that the Proposal was filed. The attached list indicates the date that the stock was acquired, September 30, 2003. The Adrian Dominican Sisters have continuously held the requisite number of Time Warner shares for the one-year period preceding and including the date the Proposal was submitted, November 28, 2012. Also please note that Comerica Inc. is a DTC participant.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,



Mario Frattarelli
Trust Analyst
(313) 222-5757
MFrattarelli@Comerica.com

Enclosure

GIBSON DUNN

EXHIBIT K



185 Berry Street, Suite 300
San Francisco, CA 94107
dignityhealth.org

November 28, 2012

Jeff Bewkes, Chairman and Chief Executive Officer
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes:

Dignity Health is a shareholder of Time Warner, Inc. We integrate environmental, social and governance criteria into our investment decision-making, and regularly engage with companies we hold to encourage the implementation of best practices in these areas.

Dignity Health, in collaboration with Province of Saint Joseph of the Capuchin Order, hereby submits the enclosed proposal for inclusion in the proxy statement for consideration and action by the 2013 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Dignity Health has held over $2000.00 worth of Time Warner, Inc. stock for more than one year and will continue to hold shares in the company through the stockholder meeting. Proof of ownership will be provided upon request. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

Sincerely yours,

Susan Vickers, RSM

Susan Vickers, RSM
Vice President Community Health

Enclosure

cc: (Rev) Michael H. Crosby, OFMCap, Province of Saint Joseph of the Capuchin Order
Julie Wokaty, Interfaith Center on Corporate Responsibility

WHEREAS: Time Warner's Warner Brothers is a key contributor to youth adopting the addictive habit of smoking. The United States Surgeon General has shown that tobacco portrayals in youth-friendly movies are a major cause of young people beginning to smoke. The proponents of this shareholder resolution believe this leaves the Company liable to potential financial and reputational risk.

The 2012 Surgeon General's Report: "Preventing Tobacco Use among Youth and Young Adults" finds that adolescents whose favorite movie stars smoke on screen, or who are exposed to a large number of movies portraying smokers, are at a higher risk of smoking initiation. Among 10 to 14 year-old adolescents, those in the highest quartile of exposure to smoking in movies were 2.6 times as likely to begin smoking as those in the lowest quartile. Such data led the Surgeon General to conclude that the "evidence is sufficient to conclude that there is a *causal relationship* between depictions of smoking in the movies and the initiation of smoking among young people." [Emphasis supplied].

Citing the Surgeon General's Report, on May 8, 2012, the Attorneys General of 38 states and districts wrote the ten major movie studios urging them to eliminate tobacco depictions in youth-rated movies.

Acknowledging the problem, Warner Brothers was among the industry leaders in creating a policy and developing procedures to mitigate smoking in youth-friendly movies (G, PG and PG-13). However, in 2011, it had a higher number of tobacco depictions in youth friendly movies than in 2010. It further appears that, as of the submission of this resolution, Warner Brothers' 2012 movies will have even more tobacco depictions in PG and PG-13 movies than in 2011.

Because tobacco use remains the leading cause of preventable death, a wide range of national groups, including the Centers for Disease Control, World Health Organization, American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics and the national PTA are urging an "R" rating for movies with tobacco imagery. The Surgeon General's Report also calls for an "R" rating for all movies that depict smoking, stating:-"recent evidence supports expanding the "R" rating to include movies with smoking . . . [thus] making smoking initiation less likely". The Report suggests that exceptions might be made for films that "portray a historical figure who smoked and those that portray the negative effects of tobacco use."

RESOLVED: Shareholders request that the Board of Directors take the steps necessary to implement the Surgeon General's recommendations by voluntarily rating "R" (or its equivalent) all movies, DVDs and TV productions depicting smoking (allowing for the two exceptions noted above) and report to shareholders by September 2013 on progress in achieving this goal..

Supporting Statement

Proponents believe, along with the Surgeon General and most state's Attorneys General, that the depiction of smoking in movies creates a serious public health problem. Support for this resolution will help move our country's youth toward healthier lives.

FROM: DIGNITY HEALTH
CARR: FEX
TRK#: 00457807523078
RCVD: 11/29/2012 10:13
CLRK: ADRIAN

TO: BEWKES, JEFFREY
PH: 212.484.8198
MSC: 11237
PCS: 1



BLD: S.TOWER MSC: **11237**
BEWKES, JEFFREY
TIME WARNER INC

GIBSON DUNN

EXHIBIT L

TimeWarner

VIA OVERNIGHT MAIL

Ms. Susan Vickers, RSM
Vice President Community Health
Dignity Health
185 Berry Street, Suite 300
San Francisco, CA 94107

December 4, 2012

Re: Proposal Submitted to Time Warner Inc.

Dear Ms. Vickers:

I am writing on behalf of Time Warner Inc. (the "Company"), which received on November 29, 2012 a stockholder proposal submitted by Dignity Health for consideration at the Company's 2013 Annual Meeting of Stockholders (the "Proposal"). A copy of the Proposal is attached.

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to Dignity Health's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. To date we have not received proof that Dignity Health has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. We have also reviewed our records of registered stockholders and could not confirm Dignity Health's ownership of shares of the Company's common stock.

To remedy this defect, Dignity Health must submit sufficient proof of its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date that the Proposal was submitted to the Company (November 28, 2012). As explained in Rule 14a-8(b) and SEC staff guidance, sufficient proof must be in the form of:

1. a written statement from the "record" holder of Dignity Health's shares (usually a broker or a bank) verifying that Dignity Health continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 28, 2012); or

2. if Dignity Health has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting Dignity Health's ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership

level and a written statement that Dignity Health continuously held the requisite number of Company shares for the one-year period.

If Dignity Health intends to demonstrate ownership by submitting a written statement from the "record" holder of Dignity Health's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. Dignity Health can confirm whether its broker or bank is a DTC participant by asking Dignity Health's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

1. If Dignity Health's broker or bank is a DTC participant, then Dignity Health needs to submit a written statement from Dignity Health's broker or bank verifying that Dignity Health continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 28, 2012).

2. If Dignity Health's broker or bank is not a DTC participant, then Dignity Health needs to submit proof of ownership from the DTC participant through which the shares are held verifying that Dignity Health continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 28, 2012). Dignity Health should be able to find out the identity of the DTC participant by asking its broker or bank. If Dignity Health's broker is an introducing broker, Dignity Health may also be able to learn the identity and telephone number of the DTC participant through Dignity Health's account statements, because the clearing broker identified on Dignity Health's account statements will generally be a DTC participant. If the DTC participant that holds Dignity Health's shares is not able to confirm Dignity Health's individual holdings but is able to confirm the holdings of Dignity Health's broker or bank, then Dignity Health needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 28, 2012), the requisite number of Company shares were continuously held: (i) one from Dignity Health's broker or bank confirming Dignity Health's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Time Warner Inc., One Time Warner Center, New York, New York 10019. Alternatively, you may transmit any response by facsimile to me at (212) 484-7278.

If you have any questions with respect to the foregoing, please contact me at (212) 484-8142. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Julie Kim
Senior Counsel

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
> > (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
> >
> > (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
> >
> > > (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any

reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and

submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and

proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

GIBSON DUNN

EXHIBIT N

STATE STREET
GLOBAL SERVICES.

State Street Global Services

Erin Rodriguez
Vice President
P.O. Box 5466
Boston, MA 02206

Telephone 916-319-6142
Facsimile 617-786-2235

eprodriguez@statestreet.com

December 14, 2012

Sr. Susan Vickers
VP Community Health
Dignity Health
185 Berry Street, Suite 300
San Francisco, CA 94107
Fax #415-591-2404

Re: Stock Verification Letter

Dear Susan:

Please accept this letter as confirmation that Dignity Health has owned at least 200 shares or $2,000.00 of the following securities from November 27, 2011 – November 27, 2012. The November 27, 2012 share positions are listed below:

Security	CUSIP	Shares
Time Warner Inc	887317303	56,200

Please let me know if you have any questions.

Regards,

